EXHIBIT 99.1

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

10	A. HOW WE REPORT OUR RESULTS

11	B. OVERVIEW
11	1. Strategy
13	2. Financial Objectives
13	3. Acquisitions

14	C. FINANCIAL SUMMARY

15	D. PROFITABILITY
15	2017 vs. 2016

17	E. GROWTH
17	1. Sales
18	2. Premiums and Deposits
18	3. Assets Under Management

19	F. FINANCIAL STRENGTH

21	G. PERFORMANCE BY BUSINESS GROUP
22	1. SLF Canada
25	2. SLF U.S.
29	3. SLF Asset Management
32	4. SLF Asia
35	5. Corporate

35	H. INVESTMENTS
36	1. Investment Profile
36	2. Debt Securities
37	3. Equities
38	4. Mortgages and Loans
39	5. Derivatives
41	6. Investment Properties
41	7. Impaired Assets
41	8. Asset Default Provision

42	I. CAPITAL AND LIQUIDITY MANAGEMENT
42	1. Capital
44	2. Capital Adequacy
45	3. Shareholder Dividends
45	4. Principal Sources and Uses of Funds
46	5. Liquidity

47	J. RISK MANAGEMENT
47	1. Risk Management Framework
47	2. Risk Universe
47	3. Risk Culture and Philosophy
48	4. Risk Appetite
49	5. Risk Governance
50	6. Risk Management Policies
51	7. Risk Management Process
51	8. Risk Categories

68	K. ADDITIONAL FINANCIAL DISCLOSURE
68	1. Items related to Statement of Operations
70	2. Items related to Statement of Financial Position
71	3. Fourth Quarter 2017 Profitability
74	4. Previous Quarters

75	L. NON-IFRS FINANCIAL MEASURES

78	M. ACCOUNTING AND CONTROL MATTERS
78	1. Critical Accounting Policies and Estimates
84	2. Changes in Accounting Policies
86	3. Disclosure Controls and Procedures

87	N. LEGAL AND REGULATORY PROCEEDINGS

87	O. FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	9

Management’s Discussion and Analysis

February 14, 2018

 A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2017, Sun Life Financial had total assets under management (“AUM”) of $975 billion.

SLF Inc. is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). In this management’s discussion and analysis (“MD&A”), SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2017 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2017 is not available, information available for the latest period before December 31, 2017 is used. Except where otherwise noted, financial information is presented in accordance with International Financial Reporting Standards (“IFRS”) and the accounting requirements of Office of the Superintendent of Financial Institutions (“OSFI”).

We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and this annual management’s discussion and analysis (“MD&A”).

i. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section L - Non-IFRS Financial Measures in this document. Further additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results & reports.

ii. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking statements in this document.

iii. Additional Information

Additional information relating to the Company can be found in SLF Inc.’s Annual Consolidated Financial Statements, Interim Consolidated Financial Statements and Annual Information Form (“AIF”) for the year ended December 31, 2017. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

10 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

 B. Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients.

Our Purpose is to help our Clients achieve lifetime financial security and lead healthier lives. Our ambition is to be one of the best insurance and asset management companies in the world. In achieving that ambition, we aim to:

•	Have top quartile Client scores relative to our competitors
•	Have each pillar be viewed as one of the best in its market
•	Have top quartile total shareholder return
•	Have a disproportionate share of top talent, wrapped in an empowering culture

1. Strategy

We aim to provide outstanding value to our Clients. Our Client Centric model drives a strong Client experience across our four pillars. Our strategy puts the Client at the centre of everything we do; having Client-focused distribution; digitally transforming our business models and leveraging data and analytics; building a disproportionate share of top talent, wrapped in a winning culture; and, continuing our track record of prudent risk and financial discipline. We believe this Client strategy will allow us to gain a distinct competitive advantage to achieve our goal to be a leader in each of our four key pillars.

Our Client Strategy

Our Client centric strategy has five key areas of focus, which we are pursuing across each of our four pillars. They define how we compete in our markets, extend our competitive advantages, fulfill our purpose and support our ambition to be one of the best insurance and asset management companies globally.

Client: Our Clients are at the centre of everything we do and we are focused on building lasting Client relationships and deepening the value to our Clients by providing quality products and services that deliver on our Purpose. We believe this will allow us to maximize the value we provide our Clients, and lead to better business outcomes for Sun Life. We will achieve this by:

•	Making it easier to do business with us
•	Being more proactive in contacting and engaging with our Clients
•	Delivering consistently superior Client service

Distribution Excellence: Our Clients will work with high quality distribution partners who put them at the centre of what they do. They will engage Clients where, when and how they wish, in a personalized way. We will continue to invest in our distribution capabilities, through digital channels and by enabling our advisors, agents, partners and brokers to deliver great Client experiences.

Digital, Data & Analytics: Our Digital, Data & Analytics capabilities are critical, both to delivering value to our Clients and for efficiency and effectiveness, while respecting our Clients’ privacy. As consumer preferences evolve and technological advancements enable new possibilities and services, Sun Life is investing in new capabilities across our businesses to reach our Clients more effectively, drive efficiencies and explore new business opportunities. Our focus in these areas will be to:

•	Digitize current processes and interactions
•	Be more proactive, predictive, and personalized with our Clients
•	Build and deploy new digital business models, such as the introduction of Digital Health Solutions to help Canadians access the latest in digital capabilities and innovations to take care of their health and well-being
•	Use data to strengthen Client relationships, deliver better products, services and solutions, and enhance our efficiency, effectiveness and profitability

Financial Discipline: Our continued financial and risk management prudence, disciplined capital allocation and strong execution will support our medium-term financial objectives and allow us to meet our aim of top quartile total shareholder returns while maintaining a preferred risk and capital profile.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	11

Talent and Culture: Delivering on our strategy will require that we maintain our focus on attracting, retaining and developing the best talent, while also continuing to evolve our talent and culture to manage the increasing pace of change. Specifically, our talent goals are to continue to:

•	Attract a disproportionate share of top talent across our geographies, wrapped in an empowering culture
•	Build on our high performance culture and support and reward our diverse, talented work force
•	Ensure that our focus on our Clients becomes deeply embedded in our unique and inclusive culture
•	Remain committed to the highest standards of business ethics and good governance

Our four pillars

Our four pillars define the businesses and markets in which we compete. In each of these pillars we have competitive scale and strong growth prospects. We aim to be leaders across all four pillars in order to create value for our Clients and shareholders. In targeting these four pillars, we are focused on businesses that have strong growth prospects, higher return on equity (“ROE”) and strong capital generation in attractive global markets.

A leader in insurance and wealth solutions in our Canadian home market

•	Provides products and services to over six million Canadians via our Group and Individual businesses that deliver value to our Clients
•	The largest provider of benefits and pensions in the workplace
•	Provides wide range of wealth and insurance products to individuals via retail channels, including our leading Career Sales Force

A leader in U.S. Group Benefits and International High Net Worth Solutions

•	One of the market leaders in Group Benefits; providing insurance solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products, as well as a suite of voluntary benefits products that meet Client needs
•	Among the global leaders providing life insurance solutions for international High Net Worth Clients

A leader in global asset management

•	Deliver investment products through MFS and SLIM that will deliver growth in traditional active asset management as well as liability-driven investing and alternative asset classes that deliver superior value to Clients
•	MFS is a premier global asset management firm offering a comprehensive selection of asset management products and services to retail and institutional investors around the world
•	SLIM is an institutional investment management business delivering customized liability-driven investing, alternative fixed income, and real estate solutions

A leader in Asia through Distribution Excellence in Higher Growth Markets

•	Operates across seven markets: Philippines, Hong Kong, Indonesia, Vietnam, Malaysia, India, and China
•	Offers individual life and health insurance that deliver Client value in all markets
•	In select markets, also offers asset management and group retirement products and services

Underpinning our strategy is an enduring commitment to Sustainability

Sun Life’s focus on advancing sustainability - centred around a vision of building sustainable, healthier communities for life - is a key initiative for the company and is essential to our overall business success.

We define sustainability as taking accountability for our social, environmental, economic and governance impacts, risks and opportunities, in ways that help to ensure our long-term ability to deliver value to our Clients, employees, shareholders and communities.

Our company-wide sustainability strategy, approved by our Board of Directors, focuses on four key areas within which we continue to deepen our commitment and strengthen our practices:

•	Organizational resilience: We cultivate an organization that is competitive, forward-thinking, resilient and sustainable for the long term, so we can continue to meet the needs of our Clients, who are at the centre of all that we do.
•	Environmental responsibility: We are accountable for the impact of our operations on the environment, so we’re consistently taking steps to measure, manage and reduce that impact.
•	Community wellness: We believe that by actively supporting the communities in which we live and work, we can help to build a positive environment for our Clients, employees, advisors and shareholders.
•	Governance and risk management: We believe a well-run organization contributes to a stable operating platform for the company, and positions us to meet our obligations to stakeholders. Pro-active risk management and an embedded risk culture are essential to our long-term success.

For additional information on our sustainability strategy, refer to our latest Sustainability Report.

12 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

2. Financial Objectives

The company has outlined the following medium-term financial objectives:

Measure(1)	Medium-term financial objectives	Three-Year Average(2)	2017 results
Underlying EPS growth
Growth in EPS reflects the Company’s focus on generating
sustainable earnings for shareholders.	8%-10%	12%	9%

Underlying ROE
ROE is a significant driver of shareholder value and is a major
focus for management across all businesses.	12%-14%	12.6%	12.7%

Dividend payout ratio
Payout of capital serves shareholder value, based on underlying
net income.	40%-50%	42%	42%

(1)	Underlying earnings per share (“EPS”), underlying ROE, and the dividend payout ratio are non-IFRS financial measures. See section L - Non-IFRS Financial Measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to underlying net income. See section I - Capital and Liquidity Management - Capital in this document for further information regarding dividends.
(2)	Underlying EPS growth is calculated on a three-year compound annual growth rate. Underlying ROE and Dividend payout ratio are based on a 3-year average of 2015 - 2017.

We have progressed well against our medium-term financial objectives. Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.

3. Acquisitions

The following developments occurred since January 1, 2017. Additional information concerning acquisitions and dispositions is provided in our 2017 Annual Consolidated Financial Statements.

On October 3, 2017, we completed the first stage of our acquisition of the pension business of FWD Life Insurance Company (Bermuda) Limited (“FWD”). The first stage included the acquisition of the Mandatory Provident Fund business and the commencement of an exclusive 15-year distribution agreement with FWD that allows Sun Life Hong Kong Limited to distribute its pension products through FWD’s agency force in Hong Kong. The completion of the second and final stage of the transaction involves the purchase of the Occupational Retirement Schemes Ordinance business of FWD, and is expected to close by the end of 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions. These transactions will strengthen our position in the Hong Kong pension market.

On January 2, 2018, we completed the acquisition of the Excel Funds group of companies, expanding our product suite into emerging market funds.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	13

 C. Financial Summary

($ millions, unless otherwise noted)	2017	2016	2015
Net income (loss)
Reported net income (loss)	2,149	2,485	2,185
Underlying net income (loss)(1)	2,546	2,335	2,305
Diluted EPS ($)
Reported EPS (diluted)	3.49	4.03	3.55
Underlying EPS (diluted)(1)	4.15	3.80	3.76
Reported basic EPS ($)	3.51	4.05	3.57
Return on equity (%)
Reported ROE(1)	10.7%	13.0%	12.2%
Underlying ROE(1)	12.7%	12.2%	12.8%
Sales
Insurance sales(1)	3,042	2,758	2,172
Wealth sales(1)	145,314	138,319	121,214
Premiums and deposits
Net premium revenue	15,281	15,048	10,395
Segregated fund deposits	10,858	11,550	12,047
Mutual fund sales(1)	87,515	84,728	76,551
Managed fund sales(1)	44,093	40,270	30,079
Administrative services only premium and deposit equivalents(1)	6,933	6,863	7,078
Total premiums and deposits(1)	164,680	158,459	136,150
Assets under management
General fund assets	162,720	161,071	155,413
Segregated fund assets	106,392	97,167	91,440
Mutual fund assets, managed fund assets and other AUM(1)	705,673	645,037	644,479
Total AUM(1)	974,785	903,275	891,332
MCCSR(2) ratios
Sun Life Financial	246%	253%
Sun Life Assurance	221%	226%	240%
Financial leverage ratio(1)	23.6%	25.2%	22.1%
Dividend(3)
Dividend yield(4)	3.6%	3.7%	3.6%
Dividend payout ratio(1)(5)	42%	43%	40%
Dividends per common share ($)	1.745	1.62	1.51
Capital
Subordinated debt and innovative capital instruments(6)	4,136	4,534	3,189
Participating policyholders’ equity	650	412	168
Total shareholders’ equity	22,321	21,956	21,250
Total capital	27,107	26,902	24,607
Average common shares outstanding (millions)	613	613	612
Closing common shares outstanding (millions)	610.5	613.6	612.3

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio.
(3)	See section I - Capital and Liquidity Management - Capital in this document for further information regarding dividends.
(4)	Dividend yield is calculated on dividends per common share paid divided by the daily annual average share price for the year.
(5)	Dividend payout ratio is calculated using underlying net income.
(6)	Innovative capital instruments consist of Sun life ExchangEable Capital Securities (“SLEECS”) which qualify as capital for Canadian regulatory purposes. For additional information, see the section I - Capital and Liquidity Management - Capital in this document.

14 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

 D. Profitability

2017 vs. 2016

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income in 2017 and 2016. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

($ millions, after-tax)	2017	2016
Reported net income	2,149	2,485
Market related impacts(1)	(7)	107
Assumption changes and management actions(1)(2)	81	45
Other adjustments(1)	(220)	(2)
U.S. tax reform(2)	(251)	—
Underlying net income(3)	2,546	2,335
Reported ROE(3)	10.7%	13.0%
Underlying ROE(3)	12.7%	12.2%
Experience related items(4)
Impact of investment activity on insurance contract liabilities	86	154
Mortality	70	(14)
Morbidity	25	(23)
Credit	74	64
Lapse and other policyholder behaviour	(49)	(11)
Expenses	(95)	(124)
Other	(15)	39

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA, which is excluded from the ACMA of $81 million.
(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income decreased to $2,149 million in 2017 from 2016, reflecting the impact of the U.S. Tax Cuts and Jobs Act (“U.S. tax reform”), the restructuring charge in the fourth quarter, integration costs, Fair value adjustments on MFS’s share-based payment awards, and interest rates impacts. Underlying net income growth of 9% to $2,546 million reflected favourable mortality and morbidity experience, partially offset by a lower level of gains from investing activity, unfavourable lapse experience and the impact of foreign exchange rates.

i. Market related impacts(1)

Market related impacts in 2017 compared to 2016 was primarily driven by unfavourable changes in interest rates reflecting the flattening of the yield curve in 2017 as long term interest rates dropped compared to rising long term interest rates in 2016, and the unfavourable impact of significant increases in swap spreads. This was partially offset by favourable changes in the fair value of real estate.

ii. Assumption changes and management actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

During 2017, the net impact of assumption changes and management actions (“ACMA”) resulted in an increase of $81 million to reported net income (excluding the impact of the U.S. tax reform), compared to an increase of $45 million in 2016.

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of the components.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	15

Assumption Changes and Management Actions by Type

The following table sets out the impact of ACMA on our net income in 2017.

2017	Full year
($ millions, after-tax)	Impact on net income(1)	Comments
Mortality/morbidity	214	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality in SLF U.S. In-force Management and International insurance and favourable mortality improvement in SLF U.K.

Lapse and other policyholder behaviour	(112)	Updates to reflect lapse and other policyholder behaviour experience in all jurisdictions. The largest items were lower lapse rates on lapse supported business in SLF U.S. and updated lapse assumptions in SLF Canada’s individual insurance business.

Expenses	(60)	Updates to reflect expense experience in all jurisdictions. The largest items were a refinement to the allocation of expenses in SLF Canada and increased expenses in the closed block of business in SLF U.S. International wealth.

Investment returns	70	Updates to various investment related assumptions across the Company. This included a reduction of the provision for investment risk in SLF Canada and other updated investment related assumptions, offset partially by updates to promulgated ultimate reinvestment rates.

Model enhancements and other	(31)	Various enhancements and methodology changes across all jurisdictions. The largest items were the impact of the recapture of certain reinsurance treaties, updates to the expected cost of reinsurance in certain other treaties, and updates to reflect reinsurance market conditions offset partially by the resolution of tax uncertainties in a U.S. subsidiary.
Total impact on net income(2)(3)	81

(1)	ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)	In this table, ACMA represent the shareholders’ net income impact (after-tax) including management actions. In Note 10.A of our Annual Consolidated Financial Statements, the impact of method and assumptions changes represents the change in shareholder and participating policyholder insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can be found in section L - Non-IFRS Financial Measures in this document.
(3)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA, which is excluded from the ACMA of $81 million.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the section M - Accounting and Control Matters - Critical Accounting Policies and Estimates and in Note 10 in our 2017 Annual Consolidated Financial Statements.

iii. Other adjustments(1)

Other adjustments in 2017 decreased reported net income by $220 million, which compared to 2016 were primarily due to the impact of integration costs related to the U.S. employee benefits business acquired in 2016 of $68 million ($105 million pre-tax), the restructuring charge of $44 million ($60 million pre-tax) related to actions to enhance business processes and organizational structures and capabilities, and Fair value adjustments on MFS’s share-based payment awards.

iv. U.S. tax reform

The U.S. tax reform legislation signed into law on December 22, 2017, which took effect on January 1, 2018 includes a reduction to the U.S. corporate tax rate from 35% to 21% for tax years beginning after 2017, changes to the amount of reserves that are tax deductible, and a one-time tax on the deemed repatriation of foreign earnings. In addition, this legislation includes a number of base broadening measures including provisions limiting the deductibility of certain amounts including payments to related foreign taxpayers, and expanded rules impacting foreign source income of non-US affiliates.

As a result of this legislation, the Company has booked a net charge of $251 million ($444 million pre-tax) in the fourth quarter of 2017. This reflects an after-tax charge of $288 million ($444 million pre-tax) to ACMA, and a one-time charge on the deemed repatriation of foreign earnings of $46 million. These are partially offset by a benefit of $83 million(2) relating to the revaluation of deferred tax balances from 35% to 21%.

v. Experience related items

Experience related items in 2017 compared to 2016 reflected favourable mortality and morbidity experience in the SLF U.S. Group Benefits business, improved mortality experience in SLF Canada and SLF U.K. and improved expense experience. Expense experience in both periods includes incentive compensation costs arising from overall strong business performance and investments in growing our businesses. Experience related items also reflected a lower level of gains from investing activity on insurance contract liabilities and unfavourable lapse and other policyholder behaviour experience.

vi. Income taxes

For 2017, our effective tax rates on reported and underlying net income(3) were 10.8% and 20.5%, respectively, compared to 18.0% and 20.9%, respectively, for 2016. Our effective tax rate on reported net income for 2017 was most notably impacted by higher

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	Excludes $(30) million relating to the net impact on deferred tax balances attributable to participating policyholders.
(3)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

16 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

reported net income in jurisdictions with lower statutory income tax rates and losses in jurisdictions with higher statutory income tax rates, by the U.S. tax reform, ACMA in SLF U.S., as well as the finalization of prior years’ tax filings, which have resulted in an unusually low effective tax rate on a reported basis for 2017. Our effective tax rate on underlying net income is within our expected range.

Our expected tax range for future years is revised to 15% to 20% as a result of the U.S. tax reform. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate. This new range is based on our current understanding of the base broadening measures referred to in section iv. above, which could impact our corporate structure and/or arrangements between our affiliates. There is also uncertainty surrounding the U.S. states’ interpretation of the U.S. tax reform and the extent to which they will conform with the federal legislation. Note that we expect additional interpretive guidance on these provisions to be issued by the Internal Revenue Service, U.S. Treasury and state tax departments in the future. Such future guidance could impact this updated range.

vii. Impact of foreign exchange rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes.

The following table provides the foreign exchange rates for the U.S. dollar, which is usually our most significant foreign exchange impact, over the past three quarters and two years.

Exchange rate	Quarterly				Full year
	Q4’17	Q3’17	Q2’17	Q1’17	2017	2016
U.S. Dollar - Average	1.270	1.253	1.345	1.323	1.298	1.325
U.S. Dollar - Period end	1.258	1.247	1.296	1.331	1.258	1.343

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing losses in foreign jurisdictions. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the year 2017, our reported net income and underlying net income decreased by $53 million and $56 million, respectively, as a result of the impact of the movement of the Canadian dollar in 2017 relative to the average exchange rates in 2016.

 E. Growth

1. Sales

($ millions)	2017	2016	2015
Insurance sales(1)
SLF Canada	1,125	950	836
SLF U.S.	1,230	1,148	801
SLF Asia	687	660	535
Total insurance sales	3,042	2,758	2,172
Wealth sales(1)
SLF Canada	14,976	13,200	14,621
SLF Asia	13,056	8,849	7,070
Total wealth sales excluding SLF Asset Management	28,032	22,049	21,691
SLF Asset Management sales(1)	117,282	116,270	99,523
Total wealth sales	145,314	138,319	121,214
Large case longevity insurance sale(1)(2) - SLF Canada	—	—	5,260

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	17

Total Company insurance sales were $3,042 million in 2017, compared to $2,758 million in 2016.

•	SLF Canada insurance sales were up, primarily due to higher sales in GB, partially offset by decreased individual life insurance sales.
•	SLF U.S. insurance sales increased largely driven by higher stop-loss sales, partially offset by lower employee benefits sales and currency impact of $26 million from the strengthening Canadian dollar.
•	SLF Asia insurance sales were up, mainly reflecting strong sales growth in India, Indonesia, the Philippines and Malaysia, partially offset by lower sales in Hong Kong and currency impact of $26 million from the strengthening Canadian dollar.

Total Company wealth sales were $145.3 billion in 2017, compared to $138.3 billion in 2016.

•	SLF Canada wealth sales increased, reflecting higher sales in both GRS and Individual Wealth.
•	SLF Asia wealth sales were up, primarily driven by increased fund sales in India, higher mutual fund sales in the Philippines and growth in the MPF sales in Hong Kong, partially offset by lower individual wealth sales in China and currency impact of $164 million from the strengthening Canadian dollar.
•	SLF Asset Management sales increased, largely due to higher managed fund sales from SLIM and MFS, partially offset by lower mutual fund sales from MFS and currency impact of $2.4 billion from the strengthening Canadian dollar.

2. Premiums and Deposits

Premiums and deposits were $164.7 billion in 2017, compared to $158.5 billion in 2016, primarily attributable to higher fund sales, and increased net premium revenue, partially offset by currency impact of $2.8 billion from the change in the Canadian dollar, and lower segregated fund deposits. Adjusted premiums and deposits of $170.5 billion in 2017 increased $9.3 billion compared to 2016. The increase was largely driven by higher fund sales and net premium revenue, partially offset by lower segregated fund deposits.

($ millions)	2017	2016	2015
Premiums and Deposits
Net premium revenue	15,281	15,048	10,395
Segregated fund deposits	10,858	11,550	12,047
Mutual fund sales(1)	87,515	84,728	76,551
Managed fund sales(1)	44,093	40,270	30,079
ASO premium and deposit equivalents(1)	6,933	6,863	7,078
Total premiums and deposits(1)	164,680	158,459	136,150
Adjusted premiums and deposits(2)	170,534	161,217	144,689

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section L - Non-IFRS Financial Measures.

Net life, health and annuity premiums were $15.3 billion in 2017, up $0.3 billion from 2016. The change was primarily driven by higher premiums in Individual and GB in SLF Canada and all business units in SLF U.S., partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar. The strengthening of the Canadian dollar relative to average exchange rates in 2016 decreased net premiums by $180 million.

Segregated fund deposits were $10.9 billion in 2017, compared to $11.6 billion in 2016. The change was largely attributable to decrease in GRS in SLF Canada and the currency impact from the change in the Canadian dollar, partially offset by increase in individual wealth in SLF Canada.

Sales of mutual funds were $87.5 billion in 2017, compared to $84.7 billion in 2016, mainly driven by sales growth in India and the Philippines in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and decreased sales from MFS. The change of the Canadian dollar relative to average exchange rates in 2016 decreased mutual fund sales by $1.7 billion.

Sales of managed funds were $44.1 billion in 2017, up $3.8 billion from $40.3 billion in 2016, primarily reflecting increases from SLIM, MFS as well as Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar. The change of the Canadian dollar relative to average exchange rates in 2016 decreased managed fund sales by $0.9 billion.

ASO premium and deposit equivalents for 2017 increased $0.1 billion from 2016, primarily attributable to GRS and GB in SLF Canada, partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar.

3. Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

($ millions)	2017	2016	2015
Assets under management
General fund assets	162,720	161,071	155,413
Segregated fund assets	106,392	97,167	91,440
Mutual fund assets, managed fund assets and other AUM(1)	705,673	645,037	644,479
Total AUM(1)	974,785	903,275	891,332

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

18 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

AUM were $974.8 billion as at December 31, 2017, compared to AUM of $903.3 billion as at December 31, 2016. The increase in AUM of $71.5 billion between December 31, 2017 and December 31, 2016 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $129.0 billion; and
(ii)	other business growth and activity of $3.5 billion; partially offset by
(iii)	a decrease of $46.3 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016; and
(iv)	net outflow of mutual, managed, and segregated funds of $14.7 billion.

The net outflow of mutual, managed, and segregated funds of $14.7 billion in 2017 was predominantly driven by net outflows from MFS of $28.5 billion, which were partially offset by net inflows $6.1 billion from each of SLIM and SLF Asia, and $2.6 billion from SLF Canada.

General fund assets were $162.7 billion at December 31, 2017, up $1.6 billion from December 31, 2016. The increase in general fund assets was primarily attributable to:

(i)	business growth and activity of $3.2 billion; and
(ii)	an increase of $2.6 billion from the change in value of fair value through profit or loss (“FVTPL”) assets and liabilities; partially offset by
(iii)	a decrease of $4.2 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $106.4 billion as at December 31, 2017, compared to $97.2 billion as at December 31, 2016. The increase in segregated fund assets was primarily due to favourable market movement of $8.7 billion, net sales of $0.8 billion, partially offset by the currency impact from the strengthening Canadian dollar of $0.2 billion and other business activities of $0.1 billion.

Mutual funds, managed funds and other AUM increased to $705.7 billion, $60.7 billion higher than as at December 31, 2016. The increase was mainly driven by favourable market movements of $117.7 billion and other business activities of $0.5 billion, partially offset by $42.0 billion of currency impact from the strengthening Canadian dollar and net outflows of $15.5 billion.

 F. Financial Strength

	2017	2016	2015
MCCSR ratio
Sun Life Financial	246%	253%
Sun Life Assurance	221%	226%	240%
Dividend
Dividend payout ratio	42%	43%	40%
Dividends per common share ($)	1.745	1.62	1.51
Capital ($ millions)
Subordinated debt	3,437	3,836	2,492
Innovative capital instruments(1)	699	698	697
Equity
Participating policyholders’ equity and non-controlling interest	650	412	168
Preferred shareholders’ equity	2,257	2,257	2,257
Common shareholders’ equity	20,064	19,699	18,993
Total equity	22,971	22,368	21,418
Total capital	27,107	26,902	24,607
Financial leverage ratio(2)	23.6%	25.2%	22.1%
(1)	Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I - Capital and Liquidity Management - Capital in this document.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

As at December 31, 2017, SLF Inc.’s MCCSR ratio was 246%, compared to 253% as at December 31, 2016. The primary difference between the MCCSR ratio of SLF Inc. and the MCCSR ratio of Sun Life Assurance as discussed below relates to cash and liquid assets held at the holding company level of $2,019 million as discussed below and capital related to certain insurance subsidiaries held directly by SLF Inc.

As at December 31, 2017, Sun Life Assurance’s MCCSR ratio was 221%, compared to 226% as at December 31, 2016. The decrease in Sun Life Assurance’s MCCSR ratio over the period primarily resulted from a recapture of a reinsurance arrangement, partially offset by the contribution of reported net income net of dividends. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2017 AIF under the heading Regulatory Matters.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	19

Capital

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at December 31, 2017, our total capital was $27.1 billion, up from $26.9 billion as at December 31, 2016. The increase in total capital was primarily the result of common shareholders’ net income of $2,205 million and the issuance of $400 million of subordinated debentures detailed below, partially offset by the foreign currency translation impact included in other comprehensive income (loss) of a loss of $737 million, the payment of $1,066 million of dividends on common shares, and the redemption of $800 million of subordinated debentures detailed below.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The financial leverage ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 23.6% as at December 31, 2017, compared with 25.2% as at December 31, 2016.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $2,019 million in cash and other liquid assets as at December 31, 2017. Of this amount, $1,757 million was held at SLF Inc. The remaining $262 million of liquid assets were held by SLF Inc.’s wholly-owned holding companies, which are available to SLF Inc. without any regulatory restrictions. SLF Inc. and its wholly-owned holding companies had $1,616 million in cash and other liquid assets as at December 31, 2016. The increase in cash and liquid assets in these holding companies in 2017 was primarily attributable to net cash generated from operations and the issuance of $400 million of subordinated debentures, which were partially offset by the redemption of $800 million of subordinated debt, shares purchases under the normal course issuer bid and other operational requirements. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On March 2, 2017, SLF Inc. redeemed all of its outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures.

On November 21, 2017, SLF Inc. issued $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures due 2027. The net proceeds will be used for general corporate purposes of Sun Life Financial, which may include investments in subsidiaries and repayment of indebtedness.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Life Insurance Capital Adequacy Test

The Office of the Superintendent of Financial Institutions (“OSFI”) has implemented a revised regulatory capital framework referred to as the Life Insurance Capital Adequacy Test (“LICAT”) in Canada effective January 1, 2018. OSFI’s objective is to create a new capital framework that results in improved overall quality of available capital, greater risk sensitivity, better measurement of certain risks and closer alignment of risk measures with the economics of the life insurance business. LICAT is not expected to significantly change the level of excess capital in the industry, however capital requirements by company may change. Results as measured under LICAT are fundamentally different than under MCCSR and will not be directly comparable to MCCSR. OSFI released the final LICAT Guideline on November 24, 2017.

We currently have a strong capital position under MCCSR and expect that to continue under LICAT.

Common Share Dividend Activity

SLF Inc. increased the dividend paid on its common shares in the second and fourth quarter of 2017 and paid total common shareholder dividends of $1.745 per common share in 2017, compared to $1.62 paid in 2016. In relation to the Canadian Dividend Reinvestment and Share Purchase Plan (“DRIP”), commencing with the dividends paid on March 31, 2016, common shares were acquired by the plan agent on the open market and no shares were issued from treasury in connection with the plan in 2016 or 2017. In 2015, SLF Inc. issued approximately 2 million shares from treasury under its DRIP.

Normal Course Issuer Bid

On August 14, 2017, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 11.5 million common shares between August 14, 2017 and August 13, 2018. During 2017, SLF Inc. purchased and cancelled approximately 3.5 million common shares at a total cost of $175 million.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.’s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2018 and December 31, 2016.

	A.M. Best	DBRS	Moody’s	Standard & Poor’s
January 31, 2018	A+	AA(low)	Aa3	AA-
December 31, 2016	A+	AA(low)	Aa3	AA-

20 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2017:

•	March 13, 2017 - Standard and Poor’s affirmed the financial strength rating and revised the outlook to positive from stable
•	April 19, 2017 - Moody’s affirmed the financial strength rating with a stable outlook
•	December 13, 2017 - DBRS affirmed the financial strength rating with a stable outlook
•	December 19, 2017 - A.M. Best affirmed the financial strength rating with a stable outlook

 G. Performance by Business Group

Sun Life’s business is well diversified across geographies and business types, supported by our four pillar strategy and our diversified offerings of insurance and wealth products.

Underlying net income by business group

2017(1)

Underlying net income by type of business

2017(1)

(1)	Excludes Corporate Support.

($ millions, unless otherwise noted)	2017	2016	2015
Reported net income (loss)
SLF Canada	963	936	824
SLF U.S.	308	508	333
SLF Asset Management	653	729	691
SLF Asia	326	309	311
Corporate	(101)	3	26
Total reported net income (loss)	2,149	2,485	2,185
Underlying net income (loss)(1)
SLF Canada	949	887	894
SLF U.S.	507	447	441
SLF Asset Management	812	699	700
SLF Asia	330	295	252
Corporate	(52)	7	18
Total underlying net income (loss)(1)	2,546	2,335	2,305

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	21

1. SLF Canada

SLF Canada is a leading provider in insurance and wealth solutions in the Canadian market, providing products and services that deliver Client value to over six million people via our group and individual businesses. We are the largest provider of benefits and pensions in the workplace, and provide a wide range of products to individuals via retail channels.

Business Profile

Business Units

• Individual Insurance & Wealth	• Group Retirement Services (“GRS”)	• Group Benefits(“GB”)

2017 Highlights

•	Sun Life Global Investments (“SLGI”), which commenced operations in 2010, grew assets under management to $20 billion by the end of 2017. In addition, in early 2018 SLGI completed the acquisition of Excel Funds Management Inc., a Canadian firm specializing in emerging markets asset classes that will complement SLGI’s existing product offerings, and will support growth in our wealth businesses.
•	Our mobile app, my Sun Life, the highest rated life insurance app in Canada, enables Clients to search and connect with 65,000 peer-rated, paramedical healthcare providers across Canada, click to call for appointment bookings, submit health claims, check investment balances, and click to quickly connect with their financial advisor.
•	We launched “Ella”, a new interactive digital coach for our Group Clients. Ella is designed to enable Clients to achieve lifetime financial security and live healthier lives by getting the full value from their benefits and pension plans.
•	We launched an online insurance application process, Sun Life GO, which gives Canadians the flexibility to meet financial needs with convenient access to insurance coverage.
•	Sun Life was voted “Most Trusted Life Insurance Company” for the ninth year in a row by Reader’s Digest.

Strategy and Outlook

Our purpose is to help Canadians achieve lifetime financial security and live healthier lives. We do so by being a leader in Group Benefits, Group Retirement Services and Individual Insurance & Wealth, offering a full range of products and services that put our Clients’ needs first.

We continue to leverage our market leadership position across our core businesses and distribution networks, and build on our objective of being a leader in physical, mental, and financial well-being in our Canadian home market. Our innovations in technology, including our industry leading mobile application, have created a competitive advantage and growth opportunities, allowing us to leverage our worksite advantage, which stems from our market leadership positions in both GB and GRS, and to deepen Client relationships through our total benefits and retail offerings. Investments we made for future growth through achieving scale in our retail wealth business, Defined Benefits Solutions and Client Solutions, are contributing to earnings growth. Additional areas of focus will be on the development of our Digital Health Solutions business area and maintaining our leading positions in our core businesses through on-going investment in distribution, products, Client-focused technology and productivity.

Specifically, we will focus on the following:

Client at the centre of everything we do

•	Deliver an omni-channel experience, engaging Clients where, when and how they wish
•	Enhance the Client experience by making it easier to do business with us and ensuring a seamless experience across all Business Units
•	More proactive contact with our Clients leveraging digital, data & analytics capabilities
•	Advance our Client advocacy work to effectively resolve Client problems

Extending market leadership in core businesses

•	Continue to leverage and grow the largest insurance and wealth-based career advisor network, consisting of a sales power of close to 4,000 located in over 1,200 communities across Canada, 67% of which is licensed to sell both insurance and wealth solutions, to deliver holistic financial planning advice, helping our Clients achieve lifetime financial security
•	Launch new and enhance existing products that continue to support our Career Sales Force and third party advisors in offering customized financial plans and solutions to our Clients
•	Extend our market leadership in the GB and GRS businesses where we have a high Client retention rate due to our industry leading technology, our total benefits offering and worksite advantage

22 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Engines accelerating growth

•	Grow our retail wealth business in Individual Insurance & Wealth by delivering value and strong investment performance on our Client-focused manufactured wealth products(1) and services such as our segregated funds, Sun Life Guaranteed Investment Funds, and our SLGI wealth management solutions to further strengthen our position in the retirement market
•	Extend our leadership position in the Defined Benefit Solutions business through innovative de-risking solutions to meet emerging needs of the pension market
•	Further leverage our worksite advantage to drive growth in our Group Benefits and Group Retirement businesses
•	Advance our new business area, Digital Health Solutions, and continue to create digital solutions for our business processes and models focused on enhancing Client and shareholder value

Leveraging digital, data and analytics to build and evolve new strategies

•	Deepen our Client relationships through meaningful Client touch points and solutions such as Ella, our interactive digital coach helping Clients maximize their benefits and pension plans
•	Continue to develop and enhance our industry leading mobile platform, with the highest rated life insurance mobile app in Canada, making it easy and convenient for plan members to manage and use their pensions and benefits

Disciplined financial management

•	Deliver strong earnings growth and disciplined expense management to support the enterprise’s medium-term objectives
•	Enhance productivity savings to fuel continued investment in enhanced service models, digital transformation and acceleration of various Client initiatives

Outlook

Shifting demographics, in particular the aging population and their need for financial security in retirement, and the shift in financial responsibility from governments and employers to individuals are expanding the need of individuals to seek out effective protection and wealth advice and solutions. As a trusted market leader offering a full suite of solutions and advice and a strong presence at the worksite and in communities across Canada, Sun Life is well positioned to continue to benefit from these trends.

The Canadian market is facing several headwinds, which present both challenges and opportunities for our business. New digital disruptors are emerging, regulatory focus and changes are impacting all business segments and the competitive environment continues to apply additional pressure on achieving our objectives. To address this, we are actively investing in innovative digital solutions to ensure our Clients can interact with us in the channel of their choice with industry leading offerings, and we will continue to adjust and adapt our plans to drive momentum across our core businesses and accelerate growth through our newest business area, Digital Health Solutions.

  Business Units

Business	Description	Market position
Individual Insurance & Wealth

•  Works with individuals to provide holistic advice to help them protect themselves and their families, build lifetime financial security, and live healthier lives, via a broad suite of life and health insurance and investment products

•  Products distributed via multi-channel distribution model consisting of the Career Sales Force (“CSF”) and third party channels, including independent brokers and broker-dealers, and direct to consumer for certain products

•  2nd place market position by premiums within the individual life and health market(1)

•  1st in fixed product sales(1) and 4th place market position by total wealth deposits and premiums(1)

•  SLGI continues to experience strong year-over-year AUM growth driven by sales and strong fund performance versus peer group

Group Benefits

•  Provides group insurance products in Canada, including life, dental, extended health care, disability and critical illness, to employers of all sizes

•  Leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans

•  Products distributed by sales representatives in collaboration with independent advisors, benefits consultants, and the CSF

• 1st place Group Benefits provider in Canada for the 8th consecutive year(2)
Group Retirement services

•  Provides defined contribution pension plans and defined benefit solutions in Canada to employers of all sizes

•  Leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans

•  Defined Benefit Solutions offers an expanding range of innovative de-risking solutions for defined benefit pension plans

•  Products distributed by sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors

• GRS ranked 1st in the defined contribution market based on total Capital Accumulation Plan assets for the 15th consecutive year(3) and 1st in the Defined Benefit Solutions annuity sales market(1)

(1)	LIMRA Sales Market Share as of September 30, 2017.
(2)	Based on revenue for year ended December 2016 as published in 2017 Fraser Group Universe Report.
(3)	Based on the 2016 Fraser Pension Universe report.

(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	23

  Financial and Business Results

($ millions)	2017	2016	2015
Individual Insurance & Wealth	415	509	348
Group Benefits	332	307	324
Group Retirement Services	216	120	152
Reported net income	963	936	824
Market related impacts(1)	8	114	(106)
Assumption changes and management actions(1)	22	(60)	15
Certain hedges that do not qualify for hedge accounting	(16)	(5)	21
Underlying net income(2)	949	887	894
Reported ROE (%)(2)	12.6	12.0	10.7
Underlying ROE (%)(2)	12.4	11.4	11.6
Insurance sales(2)	1,125	950	836
Wealth sales(2)	14,976	13,200	14,621
Large case longevity insurance sale(3)	—	—	5,260
Assets under management	176,417	165,252	152,560

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.

Profitability

Reported net income was $963 million in 2017, compared to $936 million in 2016. Underlying net income was $949 million in 2017, compared to $887 million in 2016.

Reported net income in 2017 compared to 2016 reflected less favourable market related impacts driven by the impact of interest rate and swap spreads partially offset by real estate gains. The impact of ACMA in 2017 was primarily in Individual Insurance & Wealth and favourable compared to the prior year. Underlying net income in 2017 compared to 2016 reflected higher new business gains, favourable mortality experience within GRS and Individual Wealth, and favourable credit experience, partially offset by lower investing activity gains.

Growth

Individual insurance sales of $451 million were down 5% from the same period in the prior year, driven by strong sales in the fourth quarter of the prior year in anticipation of Canadian life insurance tax legislation changes that came into effect on January 1, 2017. Sales in Group Benefits of $674 million increased 42% compared to 2016 driven by several large case sales.

(1) Compound annual growth rate

One of our key initiatives is to continue growing our individual wealth manufactured products, SLGI mutual funds and Sun Life Guaranteed Investment Funds segregated funds. AUM for our wealth businesses, including GRS, was $120.8 billion, increased from $111.5 billion in 2016. SLF Canada wealth sales were $15.0 billion in 2017, compared to $13.2 billion in 2016. Individual wealth sales of $5.9 billion were up 9% in 2017 compared to 2016, driven by continued growth in our wealth manufactured(1) products, including SLGI mutual funds and Sun GIF(2) segregated funds. GRS sales of $9.1 billion were 16% ahead of 2016, due to increased renewal activity.

Profitability and Growth by Business Unit

Individual Insurance & Wealth

Individual Insurance & Wealth’s reported net income was $415 million in 2017, compared to $509 million in 2016. Reported net income in 2017 compared to 2016 reflected the favourable impact of ACMA, and strong new business gains more than offset by the release of a litigation provision which increased 2016 reported net income, the unfavourable impact of interest rates and lower gains from investing activities in 2017.

Individual life and health insurance product sales decreased 5% from 2016 to $451 million in 2017. The decrease compared to 2016 reflects moderated sales following strong CSF and third party sales in the fourth quarter of 2016 as a result of sales in anticipation of the Canadian life insurance tax legislation changes that came into effect on January 1, 2017. Individual wealth product sales of $5.9 billion reflect solid growth over 2016 results, with strong sales in SLGI mutual funds and Sun Life Guaranteed Investment Funds.

(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(2)	Sun Life Guaranteed Investment Funds.

24 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Group Benefits

Group Benefits reported net income was $332 million in 2017, compared to $307 million in 2016. Reported net income in 2017 compared to 2016 reflected favourable ACMA and business growth compared to 2016.

Group Benefits had sales of $674 million, which increased compared to $475 million in 2016, primarily due to large case sales and grew business in-force to $10 billion as at the end of 2017. Group Benefits maintained the #1 market share position for overall revenue in Canada(1) while continuing to focus on Client service and productivity. Client retention remained strong, with cancellation rates at 2.9% of revenue compared to the industry average of 4.7%(1).

Group Retirement Services

Group Retirement Services had reported net income of $216 million in 2017, compared to $120 million in 2016. Reported net income in 2017 compared to 2016 reflected higher profitability in the Defined Contributions business and positive mortality and growth in the underlying business in Defined Benefit Solutions.

Group Retirement Services sales of $9.1 billion in 2017 were up from sales of $7.8 billion in 2016 driven by higher renewal activity. In 2017, rollover sales from members leaving their defined contribution plans were $2.5 billion, an 11% increase from 2016. Group Retirement Services assets under administration of $98.2 billion in 2017 grew by 10% over 2016, resulting from both net sales and favourable markets.

2. SLF U.S.

Sun Life is one of the largest Group Benefits providers in the U.S. market, serving more than 13 million Americans through their workplaces with insurance products and solutions that provide Client value. We also have a growing International life insurance business, where we are a leader helping global high-net-worth Clients transfer wealth to future generations.

Business Profile

Business Units

• Group Benefits	• International	• In-force Management

2017 Highlights

•	We made substantial progress in our integration of the acquired U.S. employee benefits business, achieving 83% of our targeted expense synergies. We expect to reach our full target of $100 million in expense synergies as planned by the end of 2019. We also reached integration milestones with the launch of Sun Life’s new, combined portfolio of products and services and the migration of the acquired business to Sun Life platforms.
•	We became the insurer with the largest preferred provider (“PPO”) dental network in the U.S.(2) with the launch of our new Sun Life Dental Network®, which has approximately 125,000 unique providers. Our dental network also includes the Premier Dental Group, Inc., which was acquired in 2017 to help us grow in key markets in the U.S.
•	Diving deeper into the growing self-funded employer marketplace, we expanded our presence in the health care sector by partnering with CollectiveHealth, Inc. (“Collective Health”), an innovative technology company that serves as an alternative to traditional health plans. Together, we aim to transform the benefits experience for self-funded employers and their employees in the U.S. by integrating our stop-loss offering into Collective Health’s enterprise benefits platform, making it seamless for companies to gain stop-loss protection with Sun Life. The two companies will also collaborate closely on ways to better serve Clients through enhanced data analytics and risk modeling. Separately, we formed a stop-loss arrangement with Pareto Captive Services, LLC, providing solutions for employers seeking an alternative way to self-fund while pooling financial risks.
•	We are focused on creating strong Client relationships. For example, we added digital functionality to our benefits enrollment platform to more quickly onboard employees; introduced vocational rehabilitation to our short-term disability services to enable employees to return to work earlier; enhanced our dental and absence management mobile apps; and provided deep, data-based analysis to employers for managing high-dollar medical claims.
•	We continued our momentum in International product sales with an increase of 34% in the year, demonstrating our position as a global leader in serving the complex needs of Clients in the high-net-worth life insurance market.

Strategy and Outlook

Our purpose is to help Clients achieve lifetime financial security and live healthier lives. Our aspiration is to grow and build our expertise, capabilities and profitability in our U.S. Group Benefits business and to grow our International Life business, while also expanding to adjacent markets. We will accomplish this by improving the Client experience and by enhancing our digital infrastructure to increase automation, efficiency and access to data. We also will leverage our unique, segmented distribution model in the U.S., which includes dedicated and specialized sales, support, and underwriting teams for each market segment, and expand and diversify our distribution reach in International.

(1)	Based on revenue for year ended December 2016 as published in 2017 Fraser Group Universe Report.
(2)	Based on September 2017 data from the Ignition Group’s Netminder report.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	25

Specifically, we will focus on the following:

Building the best benefits company in America

To achieve our goal in the U.S. marketplace, we will seize new opportunities to leverage our scale, leading product positions and broad product portfolio to grow Group Benefits. We will continue to provide and enhance the data-driven insights we provide to employers and brokers and use our specialized expertise to meet the unique needs of Clients in all segments. We will pursue growth and innovation through compelling strategic partnerships and acquisitions, and deploy digital tools, data and analytics to improve the Client experience.

We made great progress in 2017 with improved profitability in Group Benefits and will continue our journey in 2018 toward our target after-tax profit margin of 5% to 6% through actions that underscore both financial rigour and Client engagement. Among those actions are disciplined pricing and careful expense management, achieving our target synergies for integration of our acquired group benefits business, and making investments in underwriting and claims processes.

We also will look to build capabilities that round out our portfolio or improve upon our capabilities, and will expand our footprint in the market by:

•	Reaching deeper into the self-funded employer marketplace through our digital health care collaboration with Collective Health and alternative distribution channels like our new captive solutions, and developing differentiated products and services to improve our Clients’ benefits experience such as solutions for smaller employers moving to self-funding and for managing high-cost drugs
•	Building on our successful Disability Reinsurance Management Services model by offering additional benefits solutions to industry partners where we already have expertise such as stop-loss insurance
•	Honing our capabilities in the large-case employer segment, and leveraging data analytics to deliver enhanced web-based reporting and insights, streamlined enrollment processes and integrated benefits offerings
•	Driving growth in group dental through our “Network of One” strategy to recruit dentists important to new Clients; in disability and absence management with integrated offerings; and in the voluntary business through enhanced digital capabilities on our enrollment and benefits communications platforms
•	Investing in service and claims with an intense focus on the Client experience, such as new ways to interact with Clients, simplification of forms and additional digital initiatives to help make data exchange seamless with employers, TPAs and enrollment partners

Being the leader in international high-net-worth Life insurance

In the International business, our solutions help high-net-worth families outside the U.S. and Canada transfer their wealth to future generations. Our solutions help these Clients with complex estate-planning needs including heirs living in multiple countries and the transfer of illiquid assets such as family businesses.

Our strong brand reputation, deep distribution relationships and market expertise will help us grow by:

•	Expanding and diversifying in key geographies and distribution channels for our life insurance solutions
•	Leveraging our unique strengths in underwriting large life insurance cases
•	Capitalizing on our understanding of Client needs and regulations in key geographic regions
•	Focusing on the Client experience through development of new products and technology solutions
•	Continuing to provide excellent service to our in-force International Wealth Clients

Optimizing the value of our In-force business

We continue to optimize the In-force Management business through:

•	Effective risk and capital management
•	Focusing on excellent service and meeting the needs of our individual life insurance Clients

Outlook

In the United States, the Group market has grown at a steady pace. There is increasing demand for voluntary insurance products and absence management capabilities that help employers manage and increase workplace productivity. In addition, as more employers decide to self-insure, the need for medical stop-loss coverage is expected to accelerate. Our expanded presence in the health care space will allow SLF U.S. to serve our Clients in a broader way. Growth in the International market is being driven by high-net-worth families with increasingly complex estate-planning needs.

We also face some headwinds. In the U.S., we see some pricing competition and new entrants in certain segments as well as rising specialty drug costs resulting in higher claims in the medical stop-loss market, which we are well-positioned to handle through our segmented distribution model, leading product positions, and analytic capabilities. Internationally, we will continue to experience increased operational complexity due to the evolving regulatory environment as well as some competitive pressure from new entrants in certain regions, which is being actively monitored to allow us to quickly adjust our product suite as necessary.

26 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

  Business Units

Business	Description	Market position
Group Benefits

•  Provides group insurance products and services, including life, long-term and short-term disability, absence management, medical stop-loss, dental, vision and voluntary insurance such as accident and critical illness

•  Stop-loss insurance provides employers who self-insure their employee health plans with protection against large claims

•  Products distributed through more than 28,000 independent brokers and benefits consultants, supported by 235 employed sales representatives

•  Serves approximately 60,000 employers in small, medium and large workplaces across the U.S.

•  Disability RMS provides turnkey disability risk management products and services such as claims management, underwriting, actuarial and policy administration to other insurance providers

• Largest independent stop-loss provider(1) • Largest turn-key disability provider • Largest PPO dental network with 125,000 unique dentists(2) • Top ten group life and disability provider(3)
International

•  Provides individual life insurance solutions to high-net-worth individuals and families residing outside the U.S. and Canada

•  Manages a block of International wealth investment products closed to new sales

• A leader in International high-net-worth life insurance business
In-force Management	• Closed block of approximately 115,000 individual life insurance policies, primarily universal life and participating whole life insurance

(1)	Based on 2016 National Association of Insurance Commissioners Accident and Healthy Policy Experience Report; excludes carriers who provide medical coverage.
(2)	Based on September 2017 data from the Ignition Group’s Netminder report.
(3)	Based on LIMRA 2016 Annual U.S. Sales & In-Force Reports for group term life, group short-term disability and long-term disability insurance.

  Financial and Business Results

(US$ millions)	2017	2016	2015
Group Benefits	140	73	99
International	347	222	68
In-force Management	(247)	90	84
Reported net income (loss)	240	385	251
Market related impacts(1)	1	13	26
Assumption changes and management actions(1)(2)	(7)	75	(70)
Acquisition, integration and restructuring(2)	(52)	(42)	(46)
U.S. tax reform(2)	(94)	—	—
Underlying net income (loss)(3)	392	339	341
Reported ROE (%)	6.9	11.2	9.4
Underlying ROE (%)(3)	11.3	9.9	12.8
After-tax profit margin for Group Benefits (%)(3)	5.0	3.5	3.7
Insurance sales(3)	958	865	615
(C$ millions)
Reported net income (loss)	308	508	333
Underlying net income (loss)(3)	507	447	441

(1)	US tax reform of US$(94) million ($(119) million) includes US$(231) million ($(293) million) of ACMA, which is excluded from ACMA of US $(7) million($(11) million).
(2)	In 2017 and 2016 Acquisition, integration and restructuring amounts related to the acquisition costs of the U.S. employee benefits business acquired in 2016 in Group Benefits. In 2015, Acquisition, integration and restructuring amounts consisted of the impact of US$46 million related to the closing of our wealth business in SLF U.S. International to new sales, which included ACMA of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.
(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	27

Profitability

SLF U.S.’s reported net income was US$240 million ($308 million) in 2017, compared to US$385 million ($508 million) in 2016. Underlying net income was US$392 million ($507 million) in 2017, compared to US$339 million ($447 million) in 2016. The impact from the movement of the Canadian dollar in 2017 relative to average exchange rates in 2016 decreased reported net income and underlying net income by $6 million and $11 million, respectively.

Reported net income in 2017 compared to 2016 reflected the adverse impact of the U.S. tax reform and less favourable market impacts primarily driven by interest rates. ACMA in 2017 were primarily driven by the impact in the second quarter of 2017 related to reinsurance and taxes which is described in section D -Profitability - ii - Assumption changes and management actions in this document.

Underlying net income in 2017 compared to 2016 reflected improved mortality and morbidity experience in Group Benefits, an increase in gains from investing activities on insurance contract liabilities, and a full twelve months of income from the employee benefits business purchased in the prior year. These items were partially offset by unfavourable policyholder behaviour in In-force Management and less favourable mortality experience in International.

The after-tax profit margin for Group Benefits increased to 5.0% in 2017 from 3.5% in 2016 driven by improved profitability, a result of our pricing actions, investment in claims management and expense initiatives.

Growth

Insurance sales increased by US$93 million in 2017 compared to 2016, reflecting a 9% increase in Group Benefits driven by increased sales of medical stop-loss insurance and a 34% increase in International, maintaining a leadership position in that market.

Profitability and Growth by Business Unit

Group Benefits

Group Benefits’ reported net income was US$140 million in 2017, compared to US$73 million in 2016. Reported net income in 2017 compared to 2016 reflected improvements in morbidity and mortality experience, realization of acquisition related operating expense synergies, a full twelve months of income from the acquired employee benefits business purchased in the prior year, and the favourable impact of ACMA. These items were partially offset by acquisition, integration and restructuring costs related to the acquisition of the U.S. employee benefits business in 2016.

Sales in Group Benefits in 2017 of US$863 million increased 9% compared to 2016 and business in-force of US$3.9 billion as at December 31, 2017 increased 2% compared to 2016, reflecting our approach to improving profitability while continuing to grow the business.

International

International’s reported net income was US$347 million in 2017, compared to US$222 million in 2016. Reported net income in 2017 compared to 2016 reflected the net positive impact of ACMA as well as improved market impacts. These items were partially offset by less favourable mortality experience and increased operating expense costs.

Sales in International life insurance in 2017 were US$95 million, an increase of 34% compared to 2016.

In-Force Management

In-force Management’s reported net loss was US$247 million in 2017, compared to net income of US$90 million in 2016. Reported net loss in 2017 compared to reported net income in 2016 reflected the unfavourable ACMA, unfavourable impact of the U.S. tax reform, the adverse impact of changes in interest rates, and unfavourable policyholder behaviour experience, partially offset by more favourable mortality experience, and favourable investing activity.

28 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

3. SLF Asset Management

SLF Asset Management segment is composed of MFS and SLIM. MFS is a premier global asset management firm which offers a comprehensive selection of financial products and services that deliver superior value and actively manages assets for retail and institutional investors around the world. SLIM is an institutional investment management business with operations in the U.S. and Canada. SLIM delivers liability driven investing, alternative fixed income and real estate solutions to Clients.

Business Profile

Business Units

• MFS Investment Management (“MFS”)	• Sun Life Investment Management (“SLIM”)

2017 Highlights

•	SLF Asset Management ended the fourth quarter with $677.6 billion in assets under management consisting of $618.3 billion (US$491.6 billion) from MFS Investment Management (“MFS”) and $59.3 billion from Sun Life Investment Management (“SLIM”).
•	Strong investment performance with 84%, 79% and 92% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of December 31, 2017.
•	The Bentall Kennedy Group of Companies (“Bentall Kennedy”) was ranked among the top five firms globally in the 2017 Global Real Estate Sustainability Benchmark rankings. This is the seventh year that the team at Bentall Kennedy has received this recognition.
•	Sun Life Institutional Investments (Canada) (“SLIIC”), our liability driven investing and alternative investments business created in 2014, which is part of SLIM, was named the fastest growing asset money manager in Canada in the $1 billion to $10 billion assets under management category - by Benefits Canada in its 2017 Top 40 Money Managers Report.
•	SLIM generated strong net inflows of $6.1 billion in 2017.

Strategy and Outlook

The SLF Asset Management strategy is to design and deliver investment products through MFS and SLIM that will deliver growth in traditional active asset management as well as liability-driven investing and alternative asset classes.

MFS competes primarily in the Global Institutional and US Retail Markets. SLIM leverages Sun Life’s long-standing expertise in LDI and private asset class investments to offer customized investment solutions to third-party institutional investors.

MFS: Provide excellent service to Clients seeking actively managed investments

MFS’s active management strategy focuses on delivering value to our Clients over the long term and our strong relative performance puts us in a competitive position over other asset managers. Notwithstanding a move by some investors to follow passive strategies, MFS is well positioned to attract flows from all Client sectors that are seeking risk managed capital appreciation over the long term based on our disciplined, long-term approach with a successful track record.

Specifically, we will focus on the following:

•	Delivering superior investment performance and continue to raise the bar in providing exceptional service based on a deep understanding of Client needs
•	Continuing to improve our infrastructure through the launch of our new Client Connect project which will allow us to share Client information across teams and maintain a world-class level of Client service. Additionally, MFS will roll-out a new trading system that utilizes the latest cutting edge technology in order to continue to deliver superior results to our Clients
•	Expanding our global fixed income capabilities in strategies targeted to the institutional marketplace and our Blended Research products, which combine both fundamental and quantitative research

Leverage the SLIM portfolio of companies to develop new products and expand distribution

The SLIM portfolio of companies includes Bentall Kennedy, Prime Advisors, Inc. (“Prime Advisors”), Ryan Labs Asset Management Inc. (“Ryan Labs”), and SLIIC. SLIM is well positioned to take advantage of three key trends in our target markets: increased allocations to fixed income by pension funds looking to de-risk; out-sourcing of asset management by insurance companies; and, increased demand for alternatives due to low nominal interest rates.

Specifically, we will focus on the following:

•	Delivering superior investment performance
•	Expanding our distribution team, particularly in the U.S., to broaden our market coverage
•	Expanding our product line-up with offerings that leverage our existing investment capabilities
•	Investigating opportunities to expand through acquisition and lift-outs

Outlook

In the Asset Management industry, we see the shift to passive investing continuing, with retail and institutional investors decreasing allocations to active equity while passive, fixed income and alternatives gain share. This has led to fee erosion, and net outflows from MFS’ key asset classes. We also foresee a trend of increasing consolidation, as fee erosion and a shift to passive increase the importance of scale. As an at scale global manager with capabilities across all traditional asset classes, MFS is well positioned to compete in this environment.

The current relatively long bull markets in equities, bonds and real estate have led to higher valuations, which may slow new allocations to LDI and alternative yield products from institutional investors as they await a market correction. For SLIM, the tailwinds supporting institutional demand for LDI and alternative yield products are expected to remain strong into the future although competition is increasing as more managers attempt to enter the space.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	29

  Business Units

Business	Description	Market position
MFS

•  Actively manages assets for retail and institutional investors, including pension plans, sovereign wealth funds, investment authorities, and endowments and foundations

•  Retail products are distributed through financial advisors, brokerages, and other professionals

•  Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants

• Over US$490 billion in AUM • The 10th largest U.S. Retail funds manager(1)
SLIM

•  SLIM delivers liability driven investing, alternative fixed income and real estate solutions to Clients through a portfolio of companies, including:

•  Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.

•  Prime Advisors, Inc., a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies

•  Ryan Labs Asset Management Inc., a New York-based asset manager specializing in fixed income and liability-driven investing

•  Sun Life Institutional Investments (Canada) Inc., a Canadian institutional asset manager which provides investment expertise in alternative asset classes and liability-driven investing to pension funds and other institutional investors

•  Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants

• Over $59.3 billion in AUM • Net sales of $6.1 billion in 2017, $4.5 billion in 2016

(1)	As reported by Strategic insight based on AUM as of December 31, 2017.

  Financial and Business Results

SLF Asset Management (C$ millions)	2017	2016	2015
Reported net income	653	729	691
Fair value adjustments on MFS’s share-based payment awards	(81)	30	(9)
U.S. tax reform(2)	(78)	—	—
Underlying net income(1)	812	699	700
Assets under management (C$ billions)(1)	677.6	624.8	629.6
Gross sales (C$ billions)(1)	117.3	116.3	99.5
Net sales (C$ billions)(1)	(22.4)	(12.2)	(19.9)
MFS (C$ millions)
Reported net income	612	700	679
Fair value adjustments on MFS’s share-based payment awards	(81)	30	(9)
U.S. tax reform(2)	(95)	—	—
Underlying net income(1)	788	670	688
Assets under management (C$ billions)(1)	618.3	571.6	571.9
Gross sales (C$ billions)(1)	106.5	108.2	96.5
Net sales (C$ billions)(1)	(28.5)	(16.7)	(20.5)
(US$ millions)
Reported net income	471	528	531
Fair value adjustments on MFS’s share-based payment awards	(64)	22	(9)
U.S. tax reform(2)	(75)	—	—
Underlying net income(1)	610	506	540
Pre-tax operating profit margin ratio(1)	38%	36%	40%
Average net assets (US$ billions)(1)	460.5	421.7	434.0
Assets under management (US$ billions)(1)	491.6	425.6	413.2
Gross sales (US$ billions)(1)	82.1	81.7	75.8
Net sales (US$ billions)(1)	(21.8)	(12.6)	(15.7)
SLIM (C$ millions)
Reported net income	41	29	12
U.S. tax reform(2)	17	—	—
Underlying net income(1)	24	29	12
Assets under management (C$ billions)(1)	59.3	53.2	57.8
Gross sales (C$ billions)(1)	10.8	8.1	3.1
Net sales (C$ billions)(1)	6.1	4.5	0.5

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)	The U.S. tax reform of $(78) million consists of a charge of $32 million relating to the revaluation of its deferred tax balances, consisting of a charge of $49 million for MFS, partially offset by a benefit of $17 million for SLIM, and a one-time charge on the deemed repatriation of foreign earnings of $46 million for MFS in the fourth quarter of 2017.

30 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Profitability

SLF Asset Management’s reported net income in 2017 was $653 million, compared to $729 million in 2016. Underlying net income was $812 million in 2017, compared to $699 million in 2016. The impact from the movement of the Canadian dollar in 2017 relative to average exchange rates in 2016 decreased reported net income and underlying net income by $14 million and $17 million, respectively.

SLF Asset Management’s reported net income decreased in 2017 compared to the same period in 2016 primarily due to the impact of the U.S. Tax reform. Underlying net income increased primarily driven by the results of MFS.

Growth

SLF Asset Management’s AUM was $677.6 billion in 2017, compared to $624.8 billion in 2016. The increase was primarily due to asset appreciation of $116.0 billion, partially offset by the strengthening Canadian dollar relative to exchange rates at the end of 2016 of $42.3 billion and net outflows of $22.4 billion.

(1) Compound annual growth rate

Profitability and Growth by Business Unit

MFS

MFS’s reported net income for 2017 was US$471 million, compared to US$528 million for 2016, which reflected the Fair value adjustments on MFS’s share-based payment awards and the impact related to the U.S. tax reform. MFS’s underlying net income was US$610 million in 2017, compared to US$506 million in 2016. MFS’s underlying net income in U.S. dollars for the year ended December 31, 2017 increased compared to the same period in the prior year, primarily due to higher average net assets, expense management, and lower taxes.

AUM ended 2017 at US$491.6 billion, an increase of 16% for the year, primarily driven by gross sales of US$82.1 billion and asset appreciation of US$87.8 billion, partially offset by redemptions of US$103.8 billion. In 2017, Mutual funds experienced US$0.9 billion in net outflows while managed funds had net outflows of US$20.8 billion, primarily driven by institutional Client portfolio re-balancing and the trend to passive investing.

SLIM

SLIM’s reported net income for the year ended December 31, 2017 was C$41 million, increased compared to C$29 million in 2016, primarily due to a benefit related to the U.S. tax reform. SLIM’s underlying net income for the year ended December 31, 2017 was $24 million, compared to $29 million in 2016.

SLIM’s AUM was C$59.3 billion as at December 31, 2017, compared to C$53.2 billion as at December 31, 2016. This increase was mainly driven by $10.8 billion gross sales and $1.4 billion asset appreciation, partially offset by redemptions and currency impact due to the strengthening of the Canadian dollar relative to the exchange rates at the end of the fourth quarter of 2016.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	31

4. SLF Asia

Sun Life Financial’s history in Asia dates back to the early 1890’s. Today, SLF Asia operates in seven markets serving over 16 million Clients offering life, health and wealth management solutions, through a multi-channel distribution approach, that provide Client value. Sun Life is well positioned in Asia with the seven markets it operates in accounting for over 80% of higher growth markets in Asia’s GDP and life insurance premiums with high potential for growth.

Business Profile

2017 Highlights

•	During the year, we strengthened our market position across our businesses, including the completed acquisition of FWD’s pension business in Hong Kong that allows us to distribute our Mandatory Provident Fund products through FWD’s agency force.
•	We continued to enhance our distribution capabilities in 2017 with a 10-year arrangement with CIMB Principal Asset Management (CPAM), allowing us access to CPAM’s 8,000 agents in Malaysia and our arrangement with U Mobile, one of Malaysia’s fastest growing telecommunications companies, to offer life insurance via a telco service. In Vietnam, we opened 14 new sales offices across the country and signed a three-year arrangement with Timo, Vietnam’s leading digital banking platform.
•	Across the region we have rolled out a number of initiatives focused on our Clients:
•	We launched a Real Time Active Listening program in the Philippines, Hong Kong, Indonesia, and Malaysia to gather immediate feedback from our Clients on their experiences with us.
•	We launched a series of social media campaigns across the region, accompanied by fitness events and health awareness workshops in each country, to reinforce the Sun Life purpose of helping Clients achieve financial security and live healthier lives. For example, we conducted the “Asia Diabetes Awareness Study” in Hong Kong, the Philippines, Indonesia, and Vietnam as a part of our global commitment to raise awareness for diabetes and we launched a collection of digital films in the Philippines to encourage more Clients to pursue their financial well-being.
•	Overall, in Asia, Sun Life ranked as one of the top six insurance brands in the 2017 list of Campaign Asia’s Top 1000 Brands by marketing authority Campaign Asia, a confirmation that our brand equity is growing in the region.

Strategy and Outlook

To support our purpose to help Clients achieve lifetime financial security and live healthier lives, we aim to establish a leadership position in Asia through distribution excellence in higher growth markets, building a strong suite of products, and enhancing our brand strength. We will continue to invest in digital capabilities such as mobile apps and web portals to make it easier for Clients to do business with us and leverage our data analytics to help improve Client experience while maintaining strong financial and risk management discipline and establishing a strong foundation of values, people and partnerships.

Specifically, we will focus on the following:

Putting the Client at the centre of everything we do

•	Develop and enhance Client portals and apps to empower and make it easier for Clients to interact with us
•	Deliver an omni-channel experience engaging Clients where, when and how they wish
•	Enhance our proactive Client-centric approach to enhance the Client experience to increase persistency and decrease problems and complaints

Achieve scale in our current markets by entering new channels while deepening our presence in current channels

•	Further invest in building distribution scale and quality in newer markets such as Malaysia and Vietnam
•	Expand and enhance multi-channel distribution networks in our markets
•	Continue momentum in our wealth businesses in India, Hong Kong, and the Philippines

Establish a seamless Client experience with a connected and integrated digital ecosystem

•	Implement Advisor and Client Apps and Point of Sales system in our markets
•	Build on our capability to provide integrated user experiences to engage, capture and capitalize on key value drivers for Clients
•	Continue to create meaningful, personal and integrated Client interactions by enhancing our capabilities to capture, translate and utilize information to generate insights to benefit our Clients

Distribution excellence in higher growth markets

•	Delivering on our Most Respected Advisor initiatives to achieve distribution excellence in all channels
•	Strengthen relationships with our bancassurance partners with a focus on bringing distribution excellence to quality partners

Outlook

We expect that Asia’s economic growth will continue to underpin the expansion of the life insurance industry. This, combined with favourable demographics, low penetration rates for insurance and significant growth of the middle class, will provide tremendous opportunities for SLF Asia. On the other hand, changing regulatory regimes, increased competition from new entrants in the Asian market, and economic and geo-political uncertainty continue to pose challenges to our businesses. Our current strong market positions, key strategic partnerships and our ability to leverage our global expertise positions us well for the future.

32 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

  Business Markets

Business	Description	Market Position
Philippines(1)

•  Individual and group life and health insurance products to individuals and businesses through a multi-channel distribution network

•  Mutual funds to individual and institutional Clients through agency, bank partners, and direct distribution

• #1 ranked insurance company(2) • 2nd largest mutual fund operation in the country(3)
Hong Kong

•  Individual life and health insurance to individuals and businesses through agency and brokerage distribution

•  Mandatory Provident Fund and pension administration to individuals and businesses through agency and brokerage distribution

• Top 10 in Agency for Life Insurance(4) • Top 5 MPF provider based on AUM, #2 based on net inflows(5)
Indonesia

•  Individual life and health insurance, and creditor life insurance through a multi-channel distribution network, including an exclusive bancassurance partnership with CIMB Niaga, the 5th largest bank in the country

• Ranked in the Top 15 overall and Top 10 in Agency(6)
Vietnam	• Individual insurance and pensions distributed through agency, corporate sales and digital distribution channels	• Ranked in the Top 15(7)
Malaysia(8)	• Individual and group insurance through banks and telco arrangements, including an exclusive bancassurance agreement with CIMB Group, Malaysia’s 2nd largest bank	• The fastest growing insurance company in Malaysia and #3 in Bancassurance(9)
India(10)

•  Individual and group insurance, savings and retirement products through a multi-channel distribution network

•  Mutual fund products to both individual and institutional investors through independent financial advisors, banks, and direct distribution channels

• 3rd largest mutual fund operation in the country(11) • Top 10 life insurance company in India(12)
China(13)

•  Individual life and health insurance and savings products distributed through a multi-channel distribution network

•  Institutional asset management, passive third party asset management and debt financing business through direct distribution

• Top 15 among multinationals(14)

(1)	Philippines: Includes a Joint venture with the Yuchengco Group - Sun Life Grepa Financial, Inc. (49%).
(2)	Insurance Commission of the Philippines, based on 2016 total premium income for Sun Life of Canada (Philippines).
(3)	Philippine Investment Funds Association, based on third quarter 2017 ending assets under management.
(4)	Insurance Authority of Hong Kong, Provisional Statistics on Hong Kong Long Term Insurance Business, based on third quarter 2017 year to date annualized first year premiums.
(5)	Mercer MPF Report (as at September 29, 2017).
(6)	Indonesia Life Insurance Association industry report, based on third quarter 2017 year to date annualized first year premiums.
(7)	Third quarter of 2017 year to date annualized first year premiums based on data shared among industry players.
(8)	Malaysia: Joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad - Sun Life Malaysia Assurance Berhad (49%), Sun Life Malaysia Takaful Berhad (49%).
(9)	Life Insurance Association of Malaysia; Insurance Services Malaysia Berhad; Based on the third quarter 2017 year to date annualized first year premium for conventional and takaful business.
(10)	India: Joint ventures with the Aditya Birla Group - Aditya Birla Sun Life Insurance Company Limited (49%), Aditya Birla Sun Life Asset Management Company Limited (“Aditya Birla Sun Life AMC Limited”) (49%).
(11)	Association of Mutual Funds in India, based on closing assets under management as at December 31, 2017.
(12)	Insurance Regulatory Authority of India, based on third quarter 2017 year to date first year premiums among private players.
(13)	China: Joint ventures with the China Everbright Group: Sun Life Everbright Life Insurance Company Limited (24.99%), Sun Life Everbright Asset Management Co., Ltd (24.74%).
(14)	China Insurance Regulatory Commission, based on gross premiums for third quarter 2017 year to date (excluding universal and variable universal life insurance deposits and pension companies).

  Financial and Business Results

($ millions)	2017	2016	2015
Reported net income	326	309	311
Market related impacts(1)	(19)	(13)	19
Assumption changes and management actions(1)	15	(6)	40
Acquisition, integration and restructuring(2)(3)	—	33	—
Underlying net income(2)	330	295	252
Reported ROE (%)(2)	7.6	7.9	9.2
Underlying ROE (%)(2)	7.7	7.5	7.4
Insurance Sales(2)	687	660	535
Wealth Sales(2)	13,056	8,849	7,070

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	In 2016, Acquisition, integration and restructuring amounts relate primarily to an adjustment for a non-cash gain of $37 million to our reported net income as a result of both remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”) and remeasuring our existing investment to fair value upon acquiring control over the operations of PT CIMB Sun Life in Indonesia, partially offset by acquisition and integration costs.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	33

Profitability

Reported net income was $326 million in 2017, compared to $309 million in 2016. Underlying net income in 2017 was $330 million, compared to $295 million in the prior year. The impact from the movement in the Canadian dollar in 2017 relative to average exchange rates in 2016 decreased reported net income and underlying net income by $18 million and $19 million, respectively.

Reported net income in 2017 compared to 2016 reflected favourable impact from ACMA, partially offset by higher unfavourable market related impacts, primarily driven by interest rate and equity market changes. 2016 reflected the favourable impact of acquisition, integration and restructuring amounts related to remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”) and over the operations of Sun Life Financial Indonesia. Underlying net income in 2017 compared to 2016 reflected growth in fee income business and higher level of gains from available for sale (“AFS”) assets.

Growth

SLF Asia insurance sales were $687 million in 2017, compared to $660 million in 2016. Total individual insurance sales in 2017 increased 5% from 2016. On a constant currency basis, individual insurance sales increased 9% driven by our increase in ownership in Indonesia, Vietnam and India, as well as organic growth in all markets except Hong Kong.

SLF Asia wealth sales were $13.1 billion in 2017, compared to $8.8 billion in 2016. Wealth sales grew by 49% on a constant currency basis over 2016, driven by exceptional growth in our mutual fund operations in India and the Philippines, as well as our Hong Kong pensions business.

Individual Insurance Sales ($ millions) (1) Compound annual growth rate

Profitability and Growth by Business Market

We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining Client focus.

Philippines - On a local currency basis, individual insurance sales were up 8% from 2016. Mutual and managed fund AUM were C$2.1 billion as at the end of 2017, 73% higher than 2016, measured in local currency.

Agency headcount reached approximately 11,200 at the end of 2017, 21% higher than 2016.

Hong Kong - On a local currency basis, individual insurance sales were down 15% from 2016, with 16% growth in the agency channel more than offset by 50% lower in the broker channel. AUM in our pension business reached C$10 billion, up 61% from 2016, measured in local currency.

Agency headcount grew 6% from 2016 to approximately 2,050 at the end of 2017.

Indonesia - On a local currency basis, our individual life insurance sales in Indonesia were up 33% from 2016, driven primarily by organic growth in the agency and bancassurance channels and increase in our ownership in PT CIMB Sun Life.

Agency headcount increased to approximately 10,300 in 2017.

Vietnam - On a local currency basis, individual insurance sales grew by 33% from 2016, driven primarily by growth in the agency channel and by increase in our ownership.

Agency headcount was almost 3,800 at the end of 2017, up 29% from 2016.

Malaysia - On a local currency basis, individual insurance sales in Malaysia were up 9% in 2017 compared to 2016, driven by growth in the bancassurance channel.

India - On a local currency basis, individual life insurance sales at BSLI were up 53% from 2016, driven by growth in both the agency and bancassurance channels and by increase in our ownership.

On a local currency basis, gross sales of equity and fixed income funds in Aditya Birla Sun Life AMC Limited were up 52%, and total AUM increased 35% from 2016.

Total AUM for Aditya Birla Sun Life AMC Limited at the end of 2017 were C$50 billion, of which C$24 billion is reported in our AUM.

China - On a local currency basis, sales of individual insurance products by Sun Life Everbright Life Insurance Company Limited (“SLEB”) were up 27% in 2017 compared to 2016, with 13% growth in the agency channel, 19% in bancassurance and 43% in telemarketing.

Agency headcount reached approximately 4,100 at the end of 2017, up 59% from 2016.

34 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

5. Corporate

Corporate includes the results of our United Kingdom business (SLF U.K.) and Corporate Support.

  Business Units

Business	Description
SLF U.K.

•  SLF U.K. has a run-off block of business consisting of approximately 633,000 in-force life and pension policies, with approximately £12.2 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing Clients. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.

Corporate Support

•  Corporate Support operations consist of the expenses, debt charges, investment income, capital and other items not allocated to Sun Life Financial’s other business segments, as well as the Company’s Run-off reinsurance business. Coverage in our Run-off reinsurance business includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident which are 100% retroceded.

  Financial and Business Results

Summary statements of operations
($ millions)	2017	2016	2015
SLF U.K.	181	184	200
Corporate Support	(282)	(181)	(174)
Reported net income (loss)	(101)	3	26
Market related impacts(1)	5	(13)	14
Assumption changes and management actions(1)(2)	55	14	11
Acquisition, integration and restructuring (3)	(55)	(5)	(17)
U.S. tax reform(2)	(54)	—	—
Underlying net income (loss)(4)	(52)	7	18

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	U.S. tax reform impact of $(54) million includes $5 million of ACMA, which is excluded from ACMA of $55 million.
(3)	In 2017, the amount consists primarily of the impact in the fourth quarter of 2017 of the Company’s plan to enhance business processes and organizational structures and capabilities. The amount in 2016 and 2015 primarily included Acquisition, integration and restructuring amounts consisted primarily of acquisition and integration costs from Bentall Kennedy Group of Companies, Prime Advisors, Inc. and Ryan Labs Asset Management Inc. in Corporate Support in 2016.
(4)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Profitability

Reported net loss was $101 million in the Corporate segment in 2017, compared to a reported net income of $3 million in 2016, reflected the unfavourable impact of acquisition, integration and restructuring amounts and the impact of the U.S. tax reform, partially offset by the favourable impact of ACMA. Underlying net loss was $52 million in 2017, compared to underlying net income of $7 million in 2016. The impact from the movement of the Canadian dollar relative to average exchange rates in 2017 increased reported and underlying net loss by $15 million and $9 million, respectively.

Profitability by Business Unit

SLF U.K.

SLF U.K.‘s reported net income was $181 million in 2017, compared to $184 million in 2016. Reported net income in 2017 compared to 2016 reflected the favourable impact of ACMA, improved equity markets and favourable mortality experience, offset by lower level of gains from investing activity on insurance contract liabilities and impacts from the treatment of policyholder tax losses.

Corporate Support

In Corporate Support, the reported net loss was $282 million in 2017, compared to a reported net loss of $181 million in 2016. The increase in loss in 2017 relative to 2016 is primarily due to the impact of the U.S. tax reform and the restructuring charge related to actions to enhance business processes and organizational structures.

 H. Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	35

developments and trends including prospects for specific industry sectors. The Risk & Conduct Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency, and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk & Conduct Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

1. Investment Profile

We had total general fund invested assets of $146.1 billion as at December 31, 2017, compared to $142.4 billion as at December 31, 2016. The increase in general fund invested assets was primarily due to changes in operating activity and net fair value growth, partially offset by the currency impact of the strengthening Canadian dollar and the net redemption of subordinated debt. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high quality assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2017 Annual Consolidated Financial Statements.

The following chart sets out the composition of our general fund invested assets(1).

(1)	The values and ratios presented are based on the carrying value of the respective asset categories. Generally the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. As at December 31, 2017, the fair value of mortgages and loans was $45.4 billion ($43.1 billion as at December 31, 2016) and the carrying value of mortgages and loans was $42.8 billion ($40.8 billion as at December 31, 2016). For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.
(2)	Consists of: Other invested assets (3%), Policy loans (2%), Derivative assets (1%) for 2017 and 2016.

2. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2017.

Debt Securities by Issuer and Industry Sector

	December 31, 2017		December 31, 2016
($ millions)	Total	% of Total	Total	% of Total
Debt securities issued or guaranteed by:
Canadian federal government	5,198	7%	4,771	7%
Canadian provincial and municipal government	13,296	18%	12,600	17%
U.S. government and agency	2,049	3%	1,890	3%
Other foreign government	6,113	9%	6,344	9%
Total government issued or guaranteed debt securities	26,656	37%	25,605	36%
Corporate debt securities by industry sector:
Financials	9,561	12%	9,303	13%
Utilities	7,306	10%	7,201	10%
Consumer discretionary	2,961	4%	3,158	4%
Industrials	4,797	7%	4,811	7%
Consumer staples	2,271	3%	2,695	4%
Telecommunication services	2,061	3%	2,074	3%
Energy	4,112	6%	4,416	6%
Real estate	2,579	4%	2,301	3%
Materials	1,473	2%	1,466	2%
Other	2,943	4%	2,911	4%
Total corporate debt securities	40,064	55%	40,336	56%
Asset-backed securities	5,899	8%	5,946	8%
Total debt securities	72,619	100%	71,887	100%

36 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Debt Securities by Credit Rating

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 8 - Risk Categories - Credit Risk Management Governance and Control.

Our debt securities with a credit rating of “A” or higher represented 70.6% of the total debt securities as at December 31, 2017, compared to 69.6% as at December 31, 2016. Debt securities with a credit rating of “BBB” or higher represented 98.3% of total debt securities as at December 31, 2017, compared to 97.6% as at December 31, 2016.

Debt Securities by Geography

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	December 31, 2017				December 31, 2016
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	24,132	4,114	28,246	39%	22,507	3,589	26,096	36%
United States	20,758	5,719	26,477	36%	21,469	5,910	27,379	38%
Europe	8,923	1,402	10,325	14%	9,087	1,507	10,594	15%
Asia	3,694	571	4,265	6%	3,841	651	4,492	6%
Other	2,460	846	3,306	5%	2,562	764	3,326	5%
Total debt securities	59,967	12,652	72,619	100%	59,466	12,421	71,887	100%

Our gross unrealized losses as at December 31, 2017 for FVTPL and AFS debt securities were $0.3 billion and $0.1 billion, respectively, compared with $0.7 billion and $0.1 billion, respectively, as at December 31, 2016.

3. Equities

Our equity portfolio is well diversified with approximately 58% of our portfolio invested in exchange-traded funds as at December 31, 2017, compared to 57% as at December 31, 2016. Exchange-traded fund holdings are primarily in the S&P/Toronto Stock Exchange (“TSX”) 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of equities by issuer geography as at December 31, 2017 is set out in the following table.

Equities by Issuer Geography

	December 31, 2017				December 31, 2016
($ millions)	FVTPL equities	AFS equities	Total	% of Total	FVTPL equities	AFS equities	Total	% of Total
Equity securities
Canada	3,282	53	3,335	55%	3,404	37	3,441	60%
United States	765	671	1,436	24%	757	538	1,295	22%
Europe	404	6	410	7%	729	6	735	13%
Asia	613	212	825	14%	114	177	291	5%
Other	14	—	14	—%	12	—	12	—%
Total equity securities	5,078	942	6,020	100%	5,016	758	5,774	100%

Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2017.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	37

4. Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table(1).

Mortgages and Loans by Geography

	December 31, 2017				December 31, 2016
($ millions)	Mortgages	Loans	Total	% of Total	Mortgages	Loans	Total	% of Total
Canada	8,390	13,265	21,655	51%	8,234	13,120	21,354	52%
United States	7,103	9,542	16,645	39%	7,162	8,562	15,724	39%
Europe	—	2,706	2,706	6%	—	1,668	1,668	4%
Asia	—	265	265	1%	—	247	247	1%
Other	—	1,534	1,534	3%	—	1,782	1,782	4%
Total	15,493	27,312	42,805	100%	15,396	25,379	40,775	100%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

Mortgage Portfolio

As at December 31, 2017, we held $15.5 billion of mortgages, compared to $15.4 billion as at December 31, 2016. Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	December 31, 2017			December 31, 2016
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages
Retail	—	4,291	4,291	—	4,480	4,480
Office	—	4,261	4,261	—	4,408	4,408
Multi-family residential	2,921	1,661	4,582	2,782	1,398	4,180
Industrial and land	—	1,660	1,660	—	1,725	1,725
Other	250	449	699	154	449	603
Total mortgages	3,171	12,322	15,493	2,936	12,460	15,396
% of total mortgages	20%	80%	100%	19%	81%	100%

As at December 31, 2017, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2017, consistent with December 31, 2016. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.77 times. Of the $3.2 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 91% were insured by the CMHC.

Loan Portfolio

As at December 31, 2017, we held $27.3 billion of loans, compared to $25.4 billion as at December 31, 2016. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following chart were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 8 - Risk Categories - Credit Risk Management Governance and Control. As at December 31, 2017, 97% of our total loan portfolio is investment grade, consistent with December 31, 2016.

38 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	—		—	—
Past due:
Past due less than 90 days	—	71	71	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50
December 31, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,378	25,379	40,757	—		—	—
Past due:
Past due less than 90 days	2	—	2	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	39	7	46	23	(1)	7	30
Total	15,419	25,386	40,805	23		7	30

(1)	Includes $20 million of sectoral provisions as at December 31, 2017, and $21 million of sectoral provisions as at December 31, 2016.

Our impaired mortgages and loans, net of allowance for losses, were $72 million as at December 31, 2017, compared to $16 million as at December 31, 2016. The increase of $56  million in impaired loans was primarily due to the addition of two creditors in the first quarter of 2017.

5. Derivatives

The fair value of derivative assets held by the Company was $1,478 million, while the fair value of derivative liabilities was $1,756 million as at December 31, 2017, compared to a fair value of derivative assets of $1,608 million and a fair value of derivative liabilities of $2,512 million as at December 31, 2016.

We use derivative instruments to manage risks related to interest rate, equity market, and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter (“OTC”) derivative transactions are executed under International Swaps and Derivatives Association (“ISDA”) Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

Derivative Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

($ millions)	2017	2016
As at December 31
Net fair value	(278)	(904)
Total notional amount	54,121	54,350

The total notional amount of our derivatives decreased to $54.1 billion as at December 31, 2017 from $54.4 billion as at December 31, 2016.

The net fair value of derivatives was a net liability of $278 million as at December 31, 2017, compared to a net liability of $904 million as at December 31, 2016. The increase in net fair value was primarily due to the impact of the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, partially offset by upward shifts in the yield curve.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $0.8 billion, or 1.5% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	39

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

Credit Equivalent Amount

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

($ millions)	2017		2016
	Credit equivalent amount (“CEA”) (1)	Risk weighted CEA(1)	Credit equivalent amount(1)	Risk weighted CEA(1)
Foreign exchange contracts	405	3.7	315	2.8
Interest rate contracts	135	1.7	177	2.2
Equity and other contracts	21	0.2	18	0.2
Total	561	5.6	510	5.2

(1)	Amounts presented are net of collateral received

Credit Default Swaps By Underlying Financial Instrument Credit Rating

Credit default swaps (“CDS”) are derivative contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in section J - Risk Management - 8 - Risk Categories - Credit Risk Management Governance and Control.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security.

($ millions)	2017		2016
	Notional amount	Fair value	Notional amount	Fair value
Single name CDS contracts
AA	67	1	88	1
A	584	15	491	5
BBB	446	9	284	2
Total single name CDS contracts	1,097	25	863	8
CDS index contracts	24	—	42	—
Total credit default swap contracts	1,121	25	905	8

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv to our 2017 Annual Consolidated Financial Statements.

40 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

6. Investment Properties

Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 82% as at December 31, 2017.

Investment Properties by Type and Geography

	December 31, 2017
($ millions)	Office(1)	Industrial	Retail	Multi-family residential	Other	Total	% Total
Canada	1,966	1,000	1,177	921	196	5,260	74%
United States	907	318	386	—	120	1,731	25%
Europe	24	12	38	—	2	76	1%
Total	2,897	1,330	1,601	921	318	7,067	100%
	December 31, 2016
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total
Canada	1,680	964	1,031	818	220	4,713	72%
United States	878	372	459	—	97	1,806	27%
Europe	24	9	39	—	1	73	1%
Total	2,582	1,345	1,529	818	318	6,592	100%

(1)	As a result of the relocation of our head office location, the December 31, 2017 balance includes the reclassification of our former head office location in the second quarter of 2017, previously classified as owner-occupied, with a fair value of $259 million at the time of transfer from Other Assets to Investment properties. The reclassification recognized revaluation surplus of $172 million which was recorded as an increase of $139 million of accumulated other comprehensive income, net of taxes of $33 million.

7. Impaired Assets

Financial assets that are classified as FVTPL, which represented 46% of our invested assets as at December 31, 2017, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the amortized cost of these assets is greater than their fair values, unrealized losses are recognized in other comprehensive income (“OCI”). Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance.

Additional detail on our impairment policy is provided in Note 1.iii to our 2017 Annual Consolidated Financial Statements.

8. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2017 was $2,288 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.3% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2017.

Our asset default provision as at December 31, 2017 was $41 million higher than the provision as at December 31, 2016, primarily due to increases in the provision for assets purchased, net of dispositions offset by strengthening of the Canadian dollar and the release of provisions on fixed income assets supporting our insurance contract liabilities.

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2017	2016
Opening balance	2,247	2,077
Purchases, dispositions and net asset movement(1)	398	477
Changes in assumptions and methodologies	(16)	(2)
Changes in ratings	11	44
Release of provisions(2)	(272)	(271)
Currency	(80)	(78)
Closing balance	2,288	2,247

(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	41

 I. Capital and Liquidity Management

Capital and liquidity management is core to our business as an insurance company. We ensure adequate capital for the protection of our policyholders, Clients and creditors, while managing capital adequacy and allocation across our businesses for the benefit of our shareholders. In addition, we maintain strong financial flexibility by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

Life Insurance Capital Adequacy Test

OSFI has implemented a revised regulatory capital framework referred to as LICAT in Canada effective January 1, 2018. See section F - Financial Strength in this document for additional information.

1. Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk & Conduct Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The capital risk policy is reviewed annually by the Risk & Conduct Review Committee and any changes are approved by the Board of Directors. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc. and Sun Life Assurance. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 13, 14, 15 and 21 to our 2017 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2017	2016
Subordinated debt	3,437	3,836
Innovative capital instruments(1)	699	698
Equity
Participating policyholders’ equity	650	412
Preferred shareholders’ equity	2,257	2,257
Common shareholders’ equity	20,064	19,699
Total equity	22,971	22,368
Total capital	27,107	26,902
Financial leverage ratio(2)	23.6%	25.2%

(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity.

Common shareholders’ equity was $20.1 billion as at December 31, 2017, compared with $19.7 billion as at December 31, 2016. The $0.4 billion increase was due to common shareholders’ net income and OCI, partially offset by dividends on common shares.

42 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2017.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150
Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2014-1	2.77%	May 13, 2019	2024	250
Series 2015-1	2.60%	September 25, 2020	2025	500
Series 2016-1	3.10%	February 19, 2021	2026	350
Series 2016-2	3.05%	September 19, 2023	2028	1000
Series 2017-1	2.75%	November 23, 2022	2027	400

Trust Units Issued by Sun Life Capital Trust
SLEECS - Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS - Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	Any time	Perpetual	400
Series 2	4.80%	Any time	Perpetual	325
Series 3	4.45%	Any time	Perpetual	250
Series 4	4.45%	Any time	Perpetual	300
Series 5	4.50%	Any time	Perpetual	250
Series 8R(2)	2.275%	June 30, 2020	Perpetual	130
Series 9QR(3)	Floating	June 30, 2020(5)	Perpetual	150
Series 10R(2)	2.842%	September 30, 2021	Perpetual	173
Series 11QR(4)	Floating	September 30, 2021(5)	Perpetual	27
Series 12R(2)	3.806%	December 31, 2021	Perpetual	300

(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17% and Series 12R - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(3)	Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020, and on June 30 every five years thereafter.
(4)	Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021, and on September 30 every five years thereafter.
(5)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding
(in millions)	2017	2016
Balance, beginning of year	613.6	612.3
Stock options exercised	0.4	1.3
Common shares repurchased	(3.5)	—
Balance, end of year	610.5	613.6
Number of Stock Options Outstanding
(in millions)	2017	2016
Balance, beginning of year	3.4	4.8
Options issued	0.4	0.4
Options exercised, forfeited or expired	(0.8)	(1.8)
Balance, end of year	3.0	3.4

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	43

common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the Toronto Stock Exchange (“TSX”) and alternative Canadian trading platforms (the “Exchanges”) at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date.

As at February 2, 2018, SLF Inc. had 610,523,548 common shares, 2,963,903 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

2. Capital Adequacy

OSFI has implemented a revised regulatory capital framework referred to as LICAT in Canada effective January 1, 2018. See section F - Financial Strength in this document for additional information.

SLF Inc.

SLF Inc. is a non-operating insurance company and was subject to OSFI’s MCCSR capital rules as of December 31, 2017. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.‘s consolidated capital position is above its internal target. Effective January 1, 2016, regulated insurance holding companies and non-operating insurance companies (collectively, “Insurance Holding Companies”) were subject to the MCCSR capital rules which have been established by OSFI. As at December 31, 2017, SLF Inc.’s MCCSR ratio was 246%. For additional information, refer to section F. Financial Strength in this document.

Sun Life Assurance

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, was subject to OSFI’s MCCSR capital rules as of December 31, 2017. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 221% as at December 31, 2017, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

As at December 31, 2017, Sun Life Assurance’s MCCSR ratio was 221%, compared to 226% as at December 31, 2016. For additional information, refer to section F. Financial Strength in this document.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR
($ millions)	2017	2016
Capital available
Retained earnings and contributed surplus	12,503	11,871
Accumulated other comprehensive income	981	1,509
Common and preferred shares	5,946	5,946
Innovative capital instruments and subordinated debt	1,049	1,048
Other	(2)	46
Less:
Goodwill	2,146	2,242
Non-life investments and other	2,329	2,225
Total capital available	16,002	15,953
Required capital
Asset default and market risks	3,991	4,109
Insurance risks	2,065	1,797
Interest rate risks	1,186	1,156
Total capital required	7,242	7,062
MCCSR ratio	221%	226%

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2017. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

44 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

In the U.S., as at December 31, 2017, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Vermont reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont reinsurance structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

3. Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on underlying net income, except where circumstances and the factors noted above would suggest a different ratio.

During 2017, our dividend payout ratio to common shareholders based on our reported net income was 50% and on an underlying net income basis was 42%.

SLF Inc. increased its common shareholders’ dividend for the fourth quarter of 2017 to $0.455. Total common shareholder dividends declared in 2017 were $1.745 per share, compared to $1.620 in 2016.

Dividends declared
Amount per share	2017	2016	2015
Common shares	1.745	1.62	1.51
Class A preferred shares
Series 1	1.187500	1.187500	1.187500
Series 2	1.200000	1.200000	1.200000
Series 3	1.112500	1.112500	1.112500
Series 4	1.112500	1.112500	1.112500
Series 5	1.125000	1.125000	1.125000
Series 8R(1)(2)	0.568800	0.568800	0.828100
Series 9QR(3)	0.493900	0.476000	0.243300
Series 10R(1)(4)	0.710500	0.908900	0.975000
Series 11QR(5)	0.683900	0.169000	—
Series 12R(1)(6)	0.951500	1.062500	1.062500

(1)	On the redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17% and Series 12R - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(2)	The dividend rate was reset on June 30, 2015 to a fixed annual dividend rate of 2.275% until the redemption date June 30, 2020.
(3)	Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020 and on June 30 every five years thereafter.
(4)	The dividend rate was reset on September 30, 2016 to a fixed annual dividend rate of 2.842% until the redemption date September 30, 2021.
(5)	Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021 and on September 30 every five years thereafter.
(6)	The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until the redemption date December 31, 2021.

4. Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2017, we maintained net cash, cash equivalents and short-term securities totaling $8.8 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities increased $297 million in 2017. Cash flows generated by operating activities were $1,984 million in 2017, compared to $3,668 million in 2016. Cash used in financing activities in 2017 increased by

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	45

$476 million from 2016. Investing activities decreased cash by $339 million during 2017, compared to $1,893 million in 2016 due to the acquisition of U.S. employee benefits business in 2016. The strengthening of the Canadian dollar against foreign currencies decreased cash balances by $179 million in 2017, compared to $235 million in 2016.

($ millions)	2017	2016
Net cash provided by operating activities	1,984	3,668
Net cash provided by (used in) investing activities	(339)	(1,893)
Net cash provided by (used in) financing activities	(2,019)	(1,543)
Changes due to fluctuations in exchange rates	(179)	(235)
Increase (decrease) in cash and cash equivalents	(553)	(3)
Net cash and cash equivalents, beginning of year	6,509	6,512
Net cash and cash equivalents, end of year	5,956	6,509
Short-term securities, end of year	2,794	1,944
Net cash, cash equivalents and short-term securities, end of year	8,750	8,453

5. Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $2,019 million in cash and other liquid assets as at December 31, 2017. See section F - Financial Strength for more information.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2017					December 31, 2016
Credit Facility	Amount		Utilized		Expiry	Amount		Utilized		Expiry
Committed	US $	400	US $	1	2021	US $	500	US $	77	2018
Uncommitted	US $	100	US $	74	n/a		n/a		n/a	n/a
Uncommitted		$225		$93	n/a		$205		$101	n/a
Uncommitted	US $	25	US $	12	n/a	US $	25	US $	12	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2017. These covenants include, but are not limited to, the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $23.0 billion as at December 31, 2017.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

46 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

 J. Risk Management

1. Risk Management Framework

The Company has an established Risk Management Framework (“Risk Framework”) approved by the Board of Directors that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to Clients, which are in line with our purpose to help our Clients achieve lifetime financial security and live healthier lives, are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risk cannot necessarily be eliminated, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company’s business objectives over time and are not expected to exceed pre-established boundaries for risk taking. The Risk Framework, corporate strategy, and business objectives, are all aligned and risk management protocols and programs are embedded within every business segment.

2. Risk Universe

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We are subject to financial and insurance risks that are connected to our liabilities and also in connection with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. We also face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive and regulatory environments. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

3. Risk Culture and Philosophy

Our Risk Framework recognizes the importance of risk culture in the effective management of the Company’s risks. Risk culture relates to how we behave and respond, in addition to the requirements we set. It enables and rewards taking the right risks in an informed manner. It facilitates effective challenge and being transparent about risks and outcomes without fear of reprisal. It drives us to understand Client needs and preferences so that we can act in their best interests. Our risk culture is supported by a strong tone from the top which emanates from the Board of Directors and cascades through the Board Committees, our Chief Executive Officer (“CEO”) and other executive officers, management and staff. A key premise of our risk management culture is that all employees have an important role to play in managing the Company’s risks. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, establish and communicate a common risk philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following six elements are foundational to our risk culture:

•	Establishing tone from the top

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	47

•	Encouraging transparency in risk-taking
•	Performing effective challenge in conducting business decisions
•	Aligning incentives and risk management practices
•	Effectively communicating the risk culture expectations
•	Establishing clear accountabilities

Our risk management program is embedded in the Company’s culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization’s risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the culture through communication and training on the risk culture elements at various forums and across various levels through training on the code of conduct annually, reinforcing accountability through performance reviews and compensation, and through defining roles, responsibilities and expectations in the risk management policies.

The Risk Framework sets out the Company’s risk philosophy and includes the following core principles.

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The Policy describes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are aligned with the Company’s risk philosophy and risk appetite. To ensure this, the business plans and strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board of Directors. Compensation programs for employees are approved by the Board of Directors and the Board Committees and are aligned with the Company’s risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important capabilities that we assess.

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.

Risk-Adjusted Returns

The financial return metrics which are used to assess business activities are required to be risk-adjusted. Financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

4. Risk Appetite

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board of Directors. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company’s risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill policyholder commitments is not compromised.

The Company’s risk appetite is the primary mechanism to communicate its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing long-term profitability and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment and distribution or where

48 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite limits are reviewed periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

5. Risk Governance

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Board of Directors

Our Board of Directors is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, the Board of Directors monitors that the principal risks are appropriately identified and managed. The Board of Directors oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

The Risk & Conduct Review Committee is a standing committee of the Board whose primary functions are to assist the Board of Directors with oversight of the management of risk enterprise-wide, and of the risk management function to ensure that management has in place policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. The committee regularly monitors that the risk profile is within the agreed risk appetite of the Company and that the Company’s capital position is in compliance with regulatory capital requirements, and recommends to the Board for approval, and monitors, the specific risk limits allocated to the businesses and the annual Capital Plan. The Committee meets with senior business and functional leaders who have first-hand knowledge of risks and the risk management programs, oversees the effectiveness of the risk management function, and obtains reports from internal audit on the effectiveness of risk controls within the business and risk function. The committee also oversees risk management activities of our subsidiaries and risk posed to the Company through its joint venture arrangements. It reviews and approves all risk management policies and reviews compliance with those policies. In addition, where the Board has allocated oversight of specific risk management programs to other Board committees, the Risk & Conduct Review Committee is tasked with providing the Board with an integrated view of oversight of all risk management programs across all Board committees. The committee also oversees compliance with legal and regulatory requirements and the identification and management of compliance risk.

The Governance, Nomination & Investment Committee is responsible for assisting the Board of Directors in reviewing and monitoring the Company’s Investment Plan and investment performance, overseeing investment practices, procedures and controls related to the management of the general fund investment portfolio and the Company’s asset management businesses, and reviewing and approving transactions, either separately or jointly with the Risk & Conduct Review Committee, where the acquisition of individual investments for the General Account would, on their own, exceed certain limits or ranges in the Investment and Credit Risk Management Policy. In addition, the Committee is also responsible for developing effective corporate governance

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	49

guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the Board and its Committees.

The Audit Committee is responsible for assisting the Board of Directors in overseeing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. The Management Resources Committee reviews the design, approval and governance of material incentive programs to align business objectives and incentives to ensure that these incentive programs do not encourage excessive risk taking, and reviews the implications of key enterprise risks, including human resources risks, on compensation design and human resources practices. In addition, the Management Resources Committee reviews and makes recommendations to the Board with respect to compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the company.

Senior Management Committees

The Executive Risk Committee (ERC) provides executive management oversight of the Company’s enterprise risk management activities. This includes the review and articulation of the risk appetite, review that the risk profile is within the agreed risk appetite, and review that there are policies, processes and controls in place to identify and effectively manage the significant risks, in accordance with the risk appetite and overall objective of promoting a balanced business and product model that will achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company’s general fund assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company’s general fund liabilities.

The Operational Risk & Compliance Committee is responsible for providing oversight of the Company’s operational and compliance risk management practices, current and emerging operational risk exposures, and the processes to ensure ongoing identification of major operational and compliance risks facing the Company.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for risk management to our executive officers, who are accountable for ensuring the management of risk in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.

We have adopted the three lines of defence model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and encourages that all functions engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks.

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy.

The Internal Audit function is the third line of defence and is responsible for providing independent assurance to the Audit Committee on whether all significant risks are identified and appropriately reported to the Board Committees and executive officers, and assessing whether these risks are effectively controlled. Additionally, the Risk & Conduct Review Committee may engage third-party independent reviews to supplement the third line of defence review of the effectiveness of the Company’s risk management programs.

6. Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and Board Committees regularly review and approve significant changes to the risk management policies and also regularly review management’s reporting and attestation on compliance to these policies.

50 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

7. Risk Management Process

The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement

All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing.

A robust stress testing program is an essential component of the Company’s Risk Framework used to measure, monitor and mitigate the Company’s risk exposures and ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and regulatory capital impact from changes in underlying risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the Dynamic Capital Adequacy Testing (“DCAT”) process, as required by our regulator, to project income and capital for a five-year period under plausible adverse scenarios.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements and risk assessments for a business activity conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board of Directors, which is exercised through Board Committees and senior management committees described in the section of this MD&A under the heading Risk Governance.

Senior management committees, Board Committees and the Board of Directors regularly review reports that summarize our risk profile, including the exposures across our principal risks including any changes in risk trends and emerging risks. These committees also review the effectiveness of the mitigation strategies presented in the reports. On a regular basis, the Board of Directors and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.

8. Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments - Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2017. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety. This information should be considered carefully together with other information in this MD&A and in our 2017 AIF, our 2017 Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Risk Framework has grouped all risks into six major risk categories: credit, market, insurance, business and strategic, operational and liquidity risks.

i. Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	51

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Risk appetite limits have been established for credit risk.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•	Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by corporate risk management.
•	Comprehensive due diligence processes and ongoing credit analyses are conducted.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default, and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower’s, or issuer’s, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 to our 2017 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

ii. Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for

52 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•	Higher hedging costs;
•	Higher new business strain reflecting lower new business profitability;
•	Reduced return on new fixed income asset purchases;
•	The impact of changes in actuarial assumptions;
•	Impairment of goodwill; and
•	Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

(1)	Net income refers to common shareholders’ net income in section J - Risk Management in this document.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	53

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $41 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2017 and $195 million in 2017 ($41 million pre-tax in the fourth quarter of 2016, and $223 million in 2016). The net unrealized gains or OCI position on AFS fixed income and equity assets were $171 million and $175 million, respectively, after-tax as at December 31, 2017 ($86 million and $125 million, respectively, after-tax as at December 31, 2016).

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2017 and December 31, 2016.

Interest Rate and Equity Market Sensitivities
As at December 31, 2017(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$100
Potential impact on OCI	$550	$250	$(250)	$(550)
Potential impact on MCCSR(4)	9% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$300
Potential impact on OCI	$(200)	$(50)	$50	$200
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	3% points increase

As at December 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase

(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2017 and December 31, 2016, with no change to the ASB promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2017 and December 31, 2016, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2017 and December 31, 2016. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)	Represents the respective change across all equity markets as at December 31, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income and MCCSR sensitivities to changes in interest rates and equity markets have changed since December 31, 2016. The increase in sensitivities is primarily the result of ACMA during 2017.

54 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2017. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2017	(100)	100
December 31, 2016	(125)	125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2017	25	(25)
December 31, 2016	25	(25)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for over-the-counter derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2017.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	55

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management - interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts - minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2017 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

56 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

The following table provides information with respect to the guarantees provided for our segregated fund products.

Segregated Fund Risk Exposures ($ millions)

December 31, 2017
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF U.S.	3,727	250	3,755	107
Run-off reinsurance(4)	2,534	375	1,546	385
Total	18,709	940	16,176	891

December 31, 2016
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,354	348	10,961	499
SLF U.S.	4,361	430	4,681	171
Run-off reinsurance(4)	2,695	494	1,864	469
Total	19,410	1,272	17,506	1,139

(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2016 to December 31, 2017 primarily resulted from the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business, this was partially offset by favourable equity market movements;
(ii)	the amount at risk decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements and the net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business; and
(iv)	the total insurance contract liabilities decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements, and the net redemptions from legacy business.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2017, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	57

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2017 and December 31, 2016.

Impact of Segregated Fund Hedging ($ millions)

December 31, 2017
	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(450)
Hedging impact	200	400	100	350
Net of hedging	—	—	(50)	(100)
December 31, 2016
	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(200)	(550)
Hedging impact	250	550	150	450
Net of hedging	—	—	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2017 and December 31, 2016, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the respective change across all equity markets as at December 31, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with risk management objectives.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2017 would decrease net income(1) by approximately $250 million ($200 million decrease as at December 31, 2016). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2017 would increase net income by approximately $250 million ($200 million increase as at December 31, 2016).

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2017 and December 31, 2016, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

58 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2016 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section L - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2017 and December 31, 2016, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2017 and December 31, 2016, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

iii. Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected experience in the areas of policyholder behaviour, mortality, morbidity, and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	59

•	Risk appetite limits have been established for policyholder behaviour, mortality and morbidity, and longevity risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•	The Insurance Risk Policy, and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•	Reinsurance counterparty risk is monitored, including through annual reporting to the Risk & Conduct Review Committee.
•	Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•	Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience also increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the

60 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk & Conduct Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is exacerbated for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields which could result in mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk & Conduct Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•	On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.
•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy, and Investment and Credit Risk Management Policy approved by the Risk & Conduct Review Committee which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group

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of reinsurers. These policies also set out criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties and require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk & Conduct Review Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

Additional information on insurance risk can be found in Note 7 to our 2017 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

iv. Business and Strategic Risk

Risk Description

Business and strategic risk includes risks related to changes in the economic or political environment, changes in distribution channels or Client behaviour, changes in the competitive environment, risks relating to the design or implementation of our business strategy, and changes in the legal or regulatory environment.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:

•	Business and strategic risk governance practices are in place, including independent monitoring and review and reporting to senior management, the Board of Directors and the Board Committees.
•	Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed by our Executive Team and the key themes, issues and risks emerging are discussed by the Board of Directors and the Board Committees.
•	Our business and strategic plans are subject to approval by the Board of Directors, which also receives regular reviews of implementation progress against key business plan objectives.
•	Comprehensive policies including the Risk Framework, Risk Appetite Policy, Product Design and Pricing Policy, and Capital Risk Policy are in place.
•	Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.
•	Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•	Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.
•	Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•	Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Implementation of Business Strategy

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to implement these initiatives could also lead to cost structure challenges.

Distribution Risk

Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

62 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Competition Risk

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and data analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries (such as bancassurance) and product offerings (such as prescription drugs), solvency requirements, executive compensation, corporate governance practices and could impose restrictions on our foreign operations, which may include changes to the limits on foreign ownership of local companies.

International Operations

The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

Mergers, Acquisitions and Divestitures

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. These transactions introduce the risk of financial loss due to a potential failure to achieve the expected financial or other strategic objectives. There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Additional information on business and strategic risk can be found in the Risk Factors section in our AIF.

v. Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

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Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:

•	Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•	Comprehensive Operational Risk Management Framework, Policies, guidelines and practices are in place.
•	Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•	Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.
•	We have established appropriate internal controls and systems, compensation programs, and seek to hire and retain competent people throughout the organization and provide ongoing training to our people.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.
•	We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.
•	Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail.

Information Security and Privacy Risks

Technology is used in almost all aspects of our business and operations, and as part of our Client strategy, we are investing in enhancing the digital side of our business by digitizing interactions and processes, using digital to be more personal, proactive and predictive with our Clients and building new digital business models.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties’ information. This requires the effective and secure use of information technology systems, including controls around logical access, physical access and data management. We engage with various stakeholders through various technologies, including digital, mobile applications and other technologies as they emerge, including cloud computing, artificial intelligence and robotics. We use these technologies to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced certain business and information technology functions to third parties in various jurisdictions.

We continue to make investments in technology, processes and cyber security professionals to position us to be better prepared to deal with the evolving threat landscape. Our security framework includes policies and procedures that are aligned with recognized industry standards and are compliant with applicable laws and regulations. We have well-established security controls (including logical, physical and data management controls) and processes that are intended to protect information and computer systems including threat monitoring, information security risk assessments and privacy impact assessments. The framework also includes technology, process and behavioural based controls to protect our information systems and the data entrusted to us by our Clients and employees. As part of the overall security program, we provide security awareness training sessions for all new employees and on an annual basis thereafter.

In particular, privacy breaches could occur and may result in unauthorized access and disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing reporting requirements relating to cyber security and more stringent consumer privacy legislation. Our global privacy program requires adherence to our global privacy commitment, local laws and local privacy policies. We monitor emerging privacy legislation and we have established a network of privacy officers in the business segments to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition, we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate these risks.

Social media risks could also significantly impact our reputation due to the broad reach and real-time interaction of such media. We monitor social media to enable us to take action to mitigate an event that could potentially have a negative impact on our brand.

Human Resources Risk

We operate in an increasingly competitive and global business environment and ensuring our ability to attract, retain and enable high performing talent that is diverse and engaged is essential to meeting the needs of our Clients. The loss of our top talent could have a material adverse effect on our reputation and business objectives given their skills, knowledge of our business, Client relationships, industry affiliations and experience, and the potential difficulty of promptly finding qualified replacements. Our ability to achieve business objectives could be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation programs that effectively drive employee behaviour.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. Our talent acquisition, rewards and development programs seek to attract, build and retain top talent and create strong succession plans. We also measure and monitor employee engagement regularly to ensure we create and maintain a work environment where all employees are welcome and able to contribute effectively.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct, anti-money laundering, privacy and data governance. Failure to comply with applicable laws or to conduct our business consistent with

64 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Execution and Integration Risks Relating to Mergers, Acquisitions and Divestitures

We regularly explore opportunities to acquire other financial services businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategy goals. We have previously announced acquisitions in various markets and have increased our ownership interests in certain of our joint ventures and associates in Asia. These and future transactions introduce the risks related to completing the transactions as planned including effective separation and integration of the transferred businesses, effective or efficient integration, restructuring or reorganization of the businesses after the transactions have closed, and motivating and retaining personnel to effectively execute these transactions. In addition, the integration of operations and differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. These risks could have an impact on our business relationship with various stakeholders including future employees, Clients, distributors and partners. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired business with our existing operations.

To mitigate this risk, we have established procedures to oversee the execution and integration of merger and acquisition transactions. Regular updates on the execution and integration risks relating to these transactions are provided to the Board of Directors, Board Committees and senior management committees, as appropriate.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, guidelines, and controls through our technology approval and risk governance model to ensure ongoing systems availability, stability, and currency. A system development methodology and process has also been designed and implemented.

Third-Party Risk

We engage in a variety of third-party relationships, including distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or perform to expected standards.

To manage these risks, we have established Company-wide policies and guidelines which are consistent with OSFI’s and other local regulatory requirements. Our outsourcing and supplier risk management programs include specific requirements, guidelines and methodologies to effectively identify, assess, manage, monitor and report on the outsourcing and supplier risks.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations, and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity planning, crisis management and disaster recovery. Our policy, guidelines, and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. Each business area maintains its own business continuity plan under the oversight of the business continuity program and these elements are updated and tested on a regular basis. In addition, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management and risk management. Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

To manage model risk, we have established robust, Company-wide model risk management procedures over the models’ life cycle with respect to building, using, changing and retiring models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	65

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Our business decisions are dependent on the accuracy and completeness of the underlying data and information. Information management risk is the inability to capture, manage, retain and dispose records and data, and the inability to provide data on a timely and accurate basis to support business decisions. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.

To manage and monitor information management risk, we have an internal control framework, data governance and record management practices in place to ensure accuracy and completeness of the underlying data as well as retention of the information.

Environmental Risk

Our financial performance may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental events and developments, including those related to physical impacts of climate change and the shift towards a lower-carbon economy. These events and developments may include increased frequency and severity of natural or human-made environmental disasters, and emerging regulatory and public policy developments, and their impacts on our operations, invested assets, suppliers and Clients. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk. These risks may also affect our Clients and our suppliers, which could have a negative impact on our operations and performance. Further, an environmental issue on a property owned, leased or managed by us or on any property with which we are affiliated could have financial or reputational impacts.

We maintain an environmental risk management program to help protect investment assets (primarily real estate, mortgage and certain private fixed income assets) from losses due to environmental issues and to help ensure compliance with applicable laws. An important aspect of the program is an assessment of new investment assets for existing and potential environmental risks. Additionally, all employees who are involved in underwriting and asset management investments in real estate and private debt secured by real estate, complete environmental training and provide annual sign-off on compliance with the Company’s environmental guidelines. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. Environmental factors are incorporated into initial and ongoing reviews and assessments of public fixed income, private fixed income, real estate and commercial mortgage investments. Our cross-functional North American Investments Environmental Committee works to identify and assess environmental risks across our investment assets. Our International Sustainability Council convenes on broader environmental and sustainability issues. We report on environmental management annually in our Sustainability Report reviewed by the Governance, Nomination & Investment Committee.

Additional information on operational risk can be found in the Risk Factors section in our AIF.

vi. Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk & Conduct Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans are maintained for the management of liquidity in the event of a liquidity crisis.
•	Stress testing is performed by comparing liquidity coverage ratios under a one-month stress scenario to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and legal entity levels.
•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•	Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
•	Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

66 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2017 and December 31, 2016:

Financial Liabilities and Contractual Obligations

December 31, 2017 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	$10,242	$7,552	$7,729	$242,181	$267,704
Senior debentures and unsecured financing(2)	120	516	489	4,393	5,518
Subordinated debt(2)	126	251	251	4,229	4,857
Bond repurchase agreements	1,976	—	—	—	1,976
Accounts payable and accrued expenses	5,814	—	—	—	5,814
Secured borrowings from mortgage securitization	81	333	398	701	1,513
Borrowed funds(2)	80	52	49	83	264
Total liabilities	$18,439	$8,704	$8,916	$251,587	$287,646
Contractual commitments(3)
Contractual loans, equities and mortgages	$1,138	$820	$214	$761	$2,933
Operating leases	116	207	148	452	923
Total contractual commitments	$1,254	$1,027	$362	$1,213	$3,856

December 31, 2016 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	$10,249	$8,393	$8,363	$226,117	$253,122
Senior debentures and unsecured financing(2)	110	520	485	4,392	5,507
Subordinated debt(2)	150	299	299	4,696	5,444
Bond repurchase agreements	1,789	—	—	—	1,789
Accounts payable and accrued expenses	6,530	—	—	—	6,530
Secured borrowings from mortgage securitization	22	251	419	597	1,289
Borrowed funds(2)	97	49	53	132	331
Total liabilities	$18,947	$9,512	$9,619	$235,934	$274,012
Contractual commitments(3)
Contractual loans, equities and mortgages	$987	$461	$30	$908	$2,386
Operating leases	109	212	152	471	944
Total contractual commitments	$1,096	$673	$182	$1,379	$3,330

(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 23 of our 2017 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 to our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	67

 K. Additional Financial Disclosure

1. Items related to Statement of Operations

i. Business Group Summary Statement of Operations

	2017						2016
($ millions, after-tax)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total	Total
Net premiums	8,002	5,955	—	1,216	108	15,281	15,048
Net investment income	4,133	2,442	45	1,144	447	8,211	7,945
Fee income	1,132	233	4,037	394	46	5,842	5,580
Revenue	13,267	8,630	4,082	2,754	601	29,334	28,573
Gross claims and benefits paid and Changes in insurance/investment contract liabilities	12,175	7,488	—	1,626	253	21,542	20,721
Operating expenses, commissions and other expenses(1)	3,276	1,890	2,976	905	329	9,376	8,720
Reinsurance expenses (recoveries)	(3,557)	(679)	—	(182)	45	(4,373)	(4,313)
Total benefits and expenses	11,894	8,699	2,976	2,349	627	26,545	25,128
Income tax expense (benefit)	197	(381)	453	51	(18)	302	619
Preferred shareholders’ dividends	—	—	—	—	93	93	96
Participating policyholders’ income and non-controlling interests in net income of subsidiaries	213	4	—	28	—	245	245
Reported net income (loss)	963	308	653	326	(101)	2,149	2,485

(1)	Includes net transfer to (from) segregated funds, premium taxes and interest expense.

SLF Canada

Revenue was $13.3 billion in 2017, an increase of $1.1 billion from 2016, primarily due to higher net premiums in Individual and GB, increases in the fair value of FVTPL assets and increased fee income from Individual and GRS.

SLF U.S.

Revenue for the year ended December 31, 2017 was US$6.6 billion ($8.63 billion), an increase of US$0.6 billion from 2016, primarily due to an increase in net investment income of US$0.3 billion combined with an increase in net premiums of US$0.3 billion. The increase in net investment income was largely due to increases in the fair value of FVTPL assets. The increase in net premiums was driven by growth in all business units.

SLF Asset Management

Revenue for the year ended December 31, 2017 was $4.1 billion, compared to $3.9 billion in 2016. The increase was primarily due to the higher fee income in MFS, partially offset by the currency impact from the change in the Canadian dollar.

SLF Asia

SLF Asia’s revenue was $2.8 billion in 2017 compared to $3.0 billion in 2016 largely due to lower net premiums in Hong Kong and the currency impact from the change in the Canadian dollar, partially offset by increases in the fair value of FVTPL assets in 2017.

ii. Revenue

Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and currency changes on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are generally designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair

68 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Revenue ($ millions)	2017	2016	2015
Premiums
Gross
Life insurance	8,831	8,894	7,462
Health insurance	8,519	7,909	6,474
Annuities	2,488	2,624	2,888
	19,838	19,427	16,824

Ceded
Life insurance	(1,659)	(1,772)	(1,962)
Health insurance	(2,554)	(2,247)	(4,093)
Annuities	(344)	(360)	(374)
	(4,557)	(4,379)	(6,429)
Net premiums	15,281	15,048	10,395
Net investment income (loss)
Interest and other investment income	5,413	5,489	5,288
Fair value(1) and foreign currency changes on assets and liabilities	2,603	2,233	(1,961)
Net gains (losses) on AFS assets	195	223	228
Net investment income (loss)	8,211	7,945	3,555
Fee income	5,842	5,580	5,324
Total revenue	29,334	28,573	19,274
Adjusted revenue(2)	30,129	29,098	26,268

(1)	Represents the change in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities.
(2)	Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s Group Operations Adjustment as described in section L - Non-IFRS Financial Measures in this document.

Revenue of $29.3 billion in 2017 was up $0.7 billion from revenue of $28.6 billion in 2016. The increase was primarily driven by higher net premium revenue in SLF Canada and SLF U.S., increased net gains in the fair value of FVTPL assets largely due to slightly lower interest rates and tightening credit spreads in 2017, as well as higher fee income from SLF Asset Management, SLF Canada and SLF Asia, partially offset by lower net premium revenue in SLF Asia and currency impact from the change in the Canadian dollar. The strengthening of the Canadian dollar relative to average exchange rates in 2016 decreased revenue by $412 million. Adjusted revenue in 2017 was $30.1 billion, an increase of $1.0 billion from 2016. The increase in adjusted revenue was primarily attributable to higher net premium revenue in SLF Canada and SLF U.S., increased fee income from SLF Asset Management, SLF Canada and SLF Asia, partially offset by lower net premium revenue in SLF Asia.

Gross premiums were $19.8 billion in 2017, up from $19.4 billion in 2016. The increase of $0.4 billion in gross premiums was primarily driven by increases in GB and Individual Insurance in SLF Canada, partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the strengthening Canadian dollar.

Ceded premiums in 2017 were $4.6 billion, compared to $4.4 billion from 2016. The increase of $0.2 billion was primarily attributable to increases in GB in SLF Canada, partially offset by the net impact of recapturing certain reinsurance treaties in In-force management in SLF U.S. The impact of the ceded premiums was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statements of Operations.

Net investment income in 2017 was $8.2 billion, up $0.3 billion from $7.9 billion in 2016. The increase in net investment income was primarily due to increases in the fair value of FVTPL assets compared to the prior year in SLF Canada, SLF U.S. and SLF Asia.

Fee income was $5.8 billion in 2017, compared to $5.6 billion in 2016. The increase was mainly driven by increased fee income in SLF Asset Management, SLF Canada and SLF Asia, partially offset by the currency impact from the strengthening Canadian dollar.

iii. Benefits and Expenses

Total benefits and expenses were $26.5 billion in 2017, up $1.4 billion from $25.1 billion in 2016.

($ millions)	2017	2016	2015
Benefits and Expenses
Gross claims and benefits paid	15,353	15,210	14,086
Changes in insurance/investment contract liabilities(1)	6,189	5,511	727
Reinsurance expenses (recoveries)	(4,373)	(4,313)	(6,146)
Commissions	2,403	2,372	2,100
Operating expenses	6,410	6,000	5,037
Other(2)	563	348	571
Total benefits and expenses	26,545	25,128	16,375

(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities.
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	69

Gross claims and benefits paid in 2017 were $15.4 billion, up $0.1 billion from 2016 primarily as a result of increases in GB in SLF Canada, partially offset by the currency impact from the strengthening Canadian dollar.

Changes in insurance/investment contract liabilities and reinsurance assets of $6.2 billion, increased by $0.7 billion over 2016. The change was primarily attributable to an increase in the fair value of assets supporting insurance contract liabilities in 2017.

Commission expenses of $2.4 billion in 2017 remained largely unchanged from 2016.

Operating expenses of $6.4 billion in 2017 were $0.4 billion higher than 2016. Expenses increased primarily as a result of SLF Asset Management, SLF Canada, SLF Asia, the acquisition of the U.S. employee benefits business in 2016 and a one-time restructuring cost of $60 million. Offsetting these increases is a currency impact of $102 million from the strengthening of the Canadian dollar. Additional information on operating expenses can be found in Note 18 in our 2017 Annual Consolidated Financial Statements.

Other expenses of $0.6 billion were up $0.3 billion from 2016 primarily as a result of a decrease in net transfers from segregated funds.

iv. Taxes

Income Taxes

In 2017, we had an income tax expense of $302 million on reported net income before taxes of $2,789 million, which resulted in an effective income tax rate of 10.8%. This compares to an income tax expense of $619 million on reported net income before taxes of $3,445 million and an effective income tax rate of 18.0% in 2016.

On an underlying basis(1), in 2017, we had an income tax expense of $692 million on our underlying net income before taxes of $3,381 million, representing an effective income tax rate of 20.5%. This compares to an income tax expense of $653 million on our underlying net income before taxes of $3,129 million and an effective income tax rate of 20.9% in 2016.

See section D - Profitability - vi - Income taxes for additional information on our effective tax rates for 2017.

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2017	2016
Income tax expense	302	619
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	350	312
Payroll taxes	156	154
Property taxes	127	134
Goods and services tax (GST), harmonized tax (HST) and other sales taxes	118	103
Business taxes and other	24	18
Total indirect taxes	775	721
Total taxes	1,077	1,340
Reported effective income tax rate	10.8%	18.0%
Total taxes as a percentage of net income before deduction of total taxes	30.2%	32.2%

(1)	Premium taxes include investment income tax.

2. Items related to Statement of Financial Position

i. Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities balances before Other policy liabilities and assets of $111.1 billion as at December 31, 2017 increased by $2.6 billion compared to December 31, 2016, mainly due to balances arising from new policies and changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) including the increase as a result of the U.S. tax reform as described in section D - Profitability - iv - U.S. tax reform, partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates at December 31, 2016.

Shareholders’ equity, including preferred share capital, was $22.3 billion as at December 31, 2017, compared to $22.0 billion as at December 31, 2016. The $0.3 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2.2 billion in 2017, before preferred share dividends of $93 million;
(ii)	revaluation surplus from the transfer to investment properties of our former head office location of $139 million;
(iii)	net unrealized gains on AFS assets in OCI of $135 million; and
(iv)	$15 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(v)	common share dividend payments of $1,066 million;
(vi)	a decrease of $730 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016;
(vii)	a decrease of $175 million from the repurchase and cancellation of common shares;
(viii)	changes in the remeasurement of defined benefit plans of $69 million; and
(ix)	a decrease of $31 million from OCI of joint ventures and associates.

(1)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

70 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

ii. Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $1 million as at December 31, 2017, compared to $2 million as at December 31, 2016.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize multi-residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The securitization of the multi-residential mortgages with the CMHC does not qualify for de-recognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 to our 2017 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2017, we loaned securities with a carrying value of $1.5 billion for which the collateral held was $1.5 billion. This compares to loaned securities of $1.5 billion, with collateral of $1.6 billion as at December 31, 2016.

iii. Goodwill and Intangibles Impairment

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2017. There were no goodwill impairment charges in 2017 or 2016. No impairment charges on intangible assets were recognized in 2017 or 2016.

iv. Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 23 to our 2017 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section J - Risk Management - 8 - Risk Categories - vi - Liquidity Risk.

3. Fourth Quarter 2017 Profitability

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2017 and 2016. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Q4’17	Q4’16
($ millions, after-tax)
Reported net income	207	728
Market related impacts(1)	(57)	162
Assumption changes and management actions(1)(2)	(34)	10
Other adjustments(1)	(92)	(4)
U.S. tax reform(2)	(251)	—
Underlying net income(3)	641	560
Reported ROE(3)	4.1%	14.8%
Underlying ROE(3)	12.7%	11.4%
Experience related items(4)
Impact of investment activity on insurance contract liabilities	15	15
Mortality	11	(4)
Morbidity	10	(13)
Credit	23	22
Lapse and other policyholder behaviour	(12)	(7)
Expenses	(57)	(76)
Other	4	22

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA, which is excluded from the ACMA of $(34) million.
(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	71

Reported net income was $207 million in the fourth quarter of 2017 compared to $728 million in the fourth quarter of 2016. Underlying net income was $641 million compared to $560 million in the fourth quarter of 2016. Reported net income compared to the fourth quarter of 2016 reflected mainly driven by the unfavourable impact of the U.S. tax reform, the restructuring charge, and the impact from interest rates. Underlying net income compared to the fourth quarter of 2016 reflected the growth in our wealth businesses and favourable morbidity and mortality experience.

In the fourth quarter of 2017, our effective tax rates on reported net income and underlying net income were (36.7)% and 21.5%, respectively.

Performance by Business Group - Fourth Quarter

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., SLF Asset Management, SLF Asia and Corporate.

The following table sets out the differences between our reported net income (loss) and underlying net income (loss) by business segment.

	Q4’17						Q4’16
($ millions, after-tax)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total	Total
Reported net income (loss)	172	(25)	114	83	(137)	207	728
Market related impacts(1)	(38)	(19)	—	—	—	(57)	162
Assumption changes and management actions(1)(3)	(24)	(3)	—	3	(10)	(34)	10
Other adjustments(1)	2	(10)	(34)	—	(50)	(92)	(4)
U.S. tax reform(3)	—	(119)	(78)	—	(54)	(251)	—
Underlying net income (loss)(2)	232	126	226	80	(23)	641	560

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA, which is excluded from the ACMA of $(34) million.

SLF Canada

SLF Canada’s reported net income was $172 million in the fourth quarter of 2017, compared to $398 million in the fourth quarter of 2016. Underlying net income in the fourth quarter of 2017 was $232 million, compared to $243 million in the fourth quarter of 2016. Reported net income in the fourth quarter of 2017 compared to the fourth quarter of 2016 reflected unfavourable market related impacts primarily driven by interest rates and lower equity market gains partially offset by real estate appreciation, and the unfavourable impact of ACMA in the fourth quarter of 2017 within Individual Insurance & Wealth. Underlying net income in the fourth quarter of 2017 decreased compared to the fourth quarter of 2016 due to the release of a litigation provision which increased 2016 underlying net income.

SLF U.S.

SLF U.S.‘s reported net loss was US$19 million ($25 million) in the fourth quarter of 2017, compared to net income of US$80 million ($106 million) in the fourth quarter of 2016. Underlying net income was US$99 million ($126 million) in the fourth quarter of 2017, compared to US$65 million ($87 million) in the fourth quarter of 2016. The impact from the movement of the Canadian dollar in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 decreased underlying net income by $6 million.

Reported net loss in the fourth quarter of 2017 compared to reported net income in the fourth quarter of 2016 reflected the unfavourable impact of the U.S. tax reform and market related impacts driven by interest rates, largely in In-force Management.

Underlying net income was up 52% in U.S. dollars from the fourth quarter 2016 resulting in after-tax profit margin for Group Benefits(1) to increase to 5.0% from 3.5% for the comparable period in 2016. This reflects our improved underwriting experience in the group life and disability businesses, as our pricing actions, investments in claims management and expense initiatives, as well as progress on the integration of the U.S. employee benefits business acquired in 2016, continue to progress. These results also reflected more favourable mortality experience in In-force Management, partially offset by lapse and other policyholder experience in In-force Management.

SLF Asset Management

SLF Asset Management’s reported net income was $114 million in the fourth quarter of 2017, compared to $198 million in the fourth quarter of 2016 and underlying net income of $226 million in the fourth quarter of 2017, compared to $188 million in the fourth quarter of 2016. SLF Asset Management’s reported and underlying net income increased in the fourth quarter of 2017 compared to the same period in 2016 primarily due to MFS’s results, as described below. The impact from the movement of the Canadian dollar in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 decreased reported net income and underlying net income by $6 million and $11 million, respectively.

MFS’s reported net income was US$72 million in the fourth quarter of 2017, compared to US$142 million in the fourth quarter of 2016. MFS’s reported net income compared to the fourth quarter of 2016 reflects the charge related to the U.S. tax reform and the Fair value adjustments on MFS’s share-based payment awards. MFS’s underlying net income was US$174 million in the fourth quarter of 2017, compared to US$135 million in the fourth quarter of 2016, primarily due to higher average net assets and lower taxes. MFS’s pre-tax operating profit margin ratio was 40% in the fourth quarter of 2017, up from 35% in the fourth quarter of 2016.

(1)	Based on underlying net income, on a trailing four quarters basis, and which is described in section L - Non-IFRS Financial Measures in this document.

72 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

SLIM’s reported net income and underlying net income was C$23 million in the fourth quarter of 2017, compared to C$9 million in the fourth quarter of 2016.

SLF Asia

SLF Asia’s reported net income was $83 million in the fourth quarter of 2017, compared to $58 million in the fourth quarter of 2016. Underlying net income was $80 million, compared to $62 million in the fourth quarter of 2016. The impact from the movement of the Canadian dollar in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 reduced both reported net income and underlying net income by $5 million, respectively.

Reported net income in the fourth quarter of 2017 compared to the fourth quarter of 2016 reflected favourable impact of ACMA, partially offset by less favourable market related impacts, primarily driven by interest rate changes. Underlying net income in the fourth quarter of 2017, compared to the fourth quarter of 2016, reflected growth in fee income business and contribution from our joint ventures.

Corporate

Corporate had reported net loss of $137 million in the fourth quarter of 2017, compared to reported loss of $32 million in the fourth quarter of 2016. Underlying net loss was $23 million, compared to underlying net loss of $20 million in the fourth quarter of 2016. The impact from the movement of the Canadian dollar relative to average exchange rates in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 increased reported net income by $1 million.

SLF’s United Kingdom business unit’s (“SLF U.K.”) reported net income was $6 million in the fourth quarter of 2017, compared to $26 million in the fourth quarter of 2016. SLF U.K.‘s reported net income compared to the fourth quarter of 2016 reflected impacts from the treatment of policyholder tax losses, ACMA, and a lower level of gains from investing activity on insurance contract liabilities, partially offset by favourable mortality.

Corporate Support had a reported net loss of $143 million in the fourth quarter of 2017, compared to an reported net loss of $58 million in the fourth quarter of 2016. Net loss in the fourth quarter of 2017 increased relative to the same period in 2016, was primarily due to the impact of the U.S. tax reform and the Company’s plan to enhance business processes and organizational structures and capabilities.

Growth - Fourth Quarter

Revenue for the fourth quarter of 2017 was $8.6 billion, compared to $2.4 billion in the fourth quarter of 2016. Revenues increased primarily as a result of the increases in the fair value of FVTPL assets largely due to the decreases in interest rates in the fourth quarter in 2017 compared to increases in interest rates in the same period last year and also impacts from interest rates derivatives. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2016 decreased revenue by $198 million. Adjusted revenue was $8.0 billion for the fourth quarter of 2017, largely unchanged from the fourth quarter of 2016.

Premiums and deposits were $41.0 billion for the quarter ended December 31, 2017, compared to $42.4 billion for the quarter ended December 31, 2016. The decrease was primarily driven by currency impact of $1.7 billion from the strengthening Canadian dollar, lower segregated fund deposits and decreased net premium revenue, partially offset by higher fund sales. Total adjusted premiums and deposits in the fourth quarter of 2017 were up $0.3 billion compared to the same period in the prior year. The increase was mainly due to higher fund sales, partially offset by lower segregated fund deposits and net premium revenue.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	73

4. Previous Quarters

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	Q1’16
Total revenue	8,648	5,555	8,122	7,009	2,366	7,892	9,533	8,782
Common shareholders’ net income (loss)
Reported	207	817	574	551	728	737	480	540
Underlying(1)	641	643	689	573	560	639	554	582
Diluted EPS ($)
Reported	0.34	1.32	0.93	0.89	1.18	1.20	0.78	0.88
Underlying(1)	1.05	1.05	1.12	0.93	0.91	1.04	0.90	0.95
Basic reported EPS ($)
Reported	0.34	1.33	0.93	0.90	1.19	1.20	0.78	0.88
Reported net income (loss) by segment
SLF Canada	172	340	185	266	398	184	185	169
SLF U.S.	(25)	195	101	37	106	253	54	95
SLF Asset Management	114	185	183	171	198	181	173	177
SLF Asia	83	93	77	73	58	92	68	91
Corporate	(137)	4	28	4	(32)	27	—	8
Total reported net income (loss)	207	817	574	551	728	737	480	540
Underlying net income (loss) by segment(1)
SLF Canada(1)	232	222	266	229	243	226	200	218
SLF U.S.(1)	126	161	143	77	87	135	114	111
SLF Asset Management(1)	226	204	199	183	188	188	153	170
SLF Asia(1)	80	90	81	79	62	80	85	68
Corporate(1)	(23)	(34)	—	5	(20)	10	2	15
Total underlying net income (loss)(1)	641	643	689	573	560	639	554	582

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring amounts, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

74 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Third Quarter 2016

Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and ACMA. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

Second Quarter 2016

Reported net income was $480 million in the second quarter of 2016, reflecting unfavourable impact of interest rates. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $554 million, reflecting unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

First Quarter 2016

Reported net income was $540 million in the first quarter of 2016, reflecting unfavourable impacts from interest rates and equity markets. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $582 million, reflecting favourable impact of strong investing activities and positive morbidity experience.

 L. Non-IFRS Financial Measures

i. Updates to Non-IFRS Measures

Beginning in 2017, we stopped reporting operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”), in order to streamline our use of non-IFRS financial measures. The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

ii. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period-to-period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period.
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS excludes the dilutive impact of convertible instruments.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	75

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS. A reconciliation of our underlying net income to our reported net income for the fourth quarters of 2017 and 2016 is provided in this MD&A in section K - Additional Financial Disclosure - 3 - Fourth Quarter 2017 Profitability.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	2017	2016	2015
Reported net income	2,149	2,485	2,185
Equity market impact
Impact from equity market changes	68	62	(99)
Basis risk impact	(6)	(11)	(29)
Equity market impact	62	51	(128)
Interest rate impact
Impact of interest rate changes	(79)	45	3
Impact of credit spread movements	(54)	(41)	33
Impact of swap spread movements	(24)	30	29
Interest rate impact(1)	(157)	34	65
Impact of changes in the fair value of investment properties	88	22	20
Market related impacts(3)	(7)	107	(43)
Assumption changes and management actions(2)(3)	81	45	(9)
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	(16)	(5)	21
Fair value adjustments on MFS’s share-based payment awards	(81)	30	(9)
Acquisition, integration and restructuring	(123)	(27)	(80)
Total of other adjustments	(220)	(2)	(68)
U.S. tax reform(2)	(251)	—	—
Underlying net income	2,546	2,335	2,305
Reported EPS (diluted) ($)	3.49	4.03	3.55
Market related impacts ($)	(0.01)	0.18	(0.07)
Assumption changes and management actions ($)	0.13	0.07	(0.01)
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.03)	(0.01)	0.03
Fair value adjustments on MFS’s share-based payment awards ($)	(0.13)	0.05	(0.01)
Acquisition, integration and restructuring ($)	(0.20)	(0.04)	(0.13)
U.S. tax reform ($)	(0.41)	—	—
Impact of convertible securities on diluted EPS ($)	(0.01)	(0.02)	(0.02)
Underlying EPS (diluted) ($)	4.15	3.80	3.76

(1)	Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA, which is excluded from the ACMA of $81 million.
(3)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

The following table shows the pre-tax amount of underlying net income adjustments:

($ millions, unless otherwise noted)	2017	2016	2015
Reported net income (after tax)	2,149	2,485	2,185
Underlying net income adjustments (pre-tax):
Market related impacts(1)	(79)	67	9
Assumption changes and management actions(1)(2)	(61)	10	(54)
Other adjustments(1)	(297)	(40)	(85)
U.S. tax reform(2)	(444)	—	—
Total underlying net income adjustments (pre-tax)	(881)	37	(130)
Tax related to underlying net income adjustments	484	113	10
Underlying net income(3) (after tax)	2,546	2,335	2,305

(1)	See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	U.S. tax reform of $(444) million (pre-tax) is shown separately, and is excluded from ACMA of $(61) million (pre-tax).
(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Tax related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company’s international operations. The aggregate tax effect depends on whether the underlying adjustment increases and reductions to pre-tax income occurred in high or low tax jurisdictions.

76 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

iii. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

($ millions)	2017	2016	2015
Revenues	29,334	28,573	19,274
Constant Currency Adjustment	(372)	—	(349)
FV Adjustment	2,603	2,233	(1,961)
Reinsurance in SLF Canada’s GB Operations Adjustment	(3,026)	(2,758)	(4,684)
Adjusted revenue	30,129	29,098	26,268

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

($ millions)	2017	2016	2015
Premiums and deposits	164,680	158,459	136,150
Constant Currency Adjustment	(2,828)	—	(3,855)
Reinsurance in SLF Canada’s GB Operations Adjustment	(3,026)	(2,758)	(4,684)
Adjusted premiums and deposits	170,534	161,217	144,689

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this MD&A, the impact of assumption changes and management actions on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in this MD&A under the heading D - Profitability - 2017 vs. 2016.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	77

Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The MD&A view of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures:

($ millions)	2017	2016	2015
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	173	(35)	(311)
Less: Participating Policyholders(2)(7)	181	181	30
Impact of method and assumption changes excluding participating policyholders (pre-tax)	(8)	(216)	(341)
Less: Tax	(51)	(114)	(79)
Impact of method and assumption changes excluding participating policyholders (after-tax)	43	(102)	(262)
Add: Management Actions (after-tax)(3)	(243)	153	214
Other (after-tax)(4)	(7)	(6)	(2)
Assumption changes and management actions (after-tax)(5)(6)(8)	(207)	45	(50)

(1)	Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the shareholders’ income impact related to the amount shown in Note 10.A of our Annual Consolidated Financial Statements.
(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)	Adjustment to include the after-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. In the second quarter of 2017, management actions were mainly in SLF U.S., primarily comprised of the expected impact of recapturing certain reinsurance treaties and the expected cost of reinsurance in certain other treaties.
(4)	Adjustments to include the after-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)	Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)	Assumption changes and management actions is included in reported net income and is excluded in calculating underlying net income, in this MD&A under the heading D - Profitability - 2017 vs. 2016.
(7)	2017 included an update to the SLF Canada participating individual life business to reflect mortality experience in first quarter of 2017 and $46 million decrease as a result of the U.S. tax reform in fourth quarter of 2017.
(8)	During 2017, the impact on reported net income of an increase of $81 million is presented as an adjustment to arrive at underlying net income as Assumption changes and management actions. The impact on reported net income of a decrease of $288 million ($444 million pre-tax) related to the U.S. tax legislation changes enacted on December 22, 2017, included in the $(207) million above, is included as part of the U.S. tax reform impact that is reported separately as an adjustment to arrive an underlying net income (see section D - Profitability - iv - U.S. tax reform).

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

 M. Accounting and Control Matters

1. Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 10 of our 2017 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

78 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	79

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

80 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Sensitivities to Best Estimate Assumptions

The sensitivities presented below are forward-looking statements. They include measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as at December 31, 2017 and as at December 31, 2016, reflecting the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions and, where appropriate, taking into account hedging programs in place as at December 31, 2017 and December 31, 2016 described in this MD&A under the heading Market Risk. These sensitivities represent the Company’s estimate of changes in best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2017 and December 31, 2016. We have also disclosed in the table below the impact of 100 and 50 basis point changes in risk free interest rates and 25% and 10% changes in equity markets to illustrate the impact of immediate market shocks.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found under the heading J - Risk Management - 8 - Risk Categories - Market Risk Sensitivities in this document. The following table summarizes the impact these sensitivities would have on our net income.

Critical Accounting Estimate	Sensitivity	2017	2016
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(250)	(200)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(100)
	50 basis point parallel increase in interest rates across the entire yield curve	50	50
	100 basis point parallel increase in interest rates across the entire yield curve	100	50
Equity Markets	25% decrease across all equity markets	(300)	(300)
	10% decrease across all equity markets	(100)	(100)
	10% increase across all equity markets	100	100
	25% increase across all equity markets	300	250
	1% reduction in assumed future equity and real estate returns	(485)	(445)
Mortality	2% increase in the best estimate assumption for insurance products - where higher mortality would be financially adverse	(55)	(35)
	2% decrease in the best estimate assumption for annuity products - where lower mortality would be financially adverse	(120)	(120)
Morbidity	5% adverse change in the best estimate assumption	(175)	(150)
Policy Termination Rates	10% decrease in the termination rate - where fewer terminations would be financially adverse	(240)	(235)
	10% increase in the termination rate - where more terminations would be financially adverse	(175)	(130)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(160)	(170)

Fair Value of Assets and Liabilities

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	81

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B of our 2017 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

82 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 to our 2017 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 to our 2017 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $512 million and $546 million for the year ended December 31, 2017, respectively, compared to $88 million and $375 million, respectively, for the year ended December 31, 2016. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a gain of $14 million as at December 31, 2017 compared to a loss of $4 million as at December 31, 2016.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2017 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2017 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods.

No impairment charges were recognized in 2017. We had a carrying value of $5.2 billion in goodwill as at December 31, 2017. Additional information on goodwill can be found in Note 9 of our 2017 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. There were no impairment charges in 2017 and 2016.

As at December 31, 2017 our finite life intangible assets had a carrying value of $1,046 million, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, Bentall Kennedy, and the U.S. employee benefits business acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $621 million as at December 31, 2017. The value of the indefinite life intangible assets reflected fund management contracts of MFS and Bentall Kennedy.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2017	83

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date. On December 22, 2017 due to enactment of new U.S. tax law, the U.S. federal corporate tax rate decreased from 35% to 21% effective January 1, 2018. As a result, deferred tax assets and liabilities relating to U.S. temporary differences were revalued at the tax rate expected to apply when the liability is settled or the asset is realized, which decreased to 21%. A tax benefit of $53 million has been recognized in income tax expense for the current period.

From time to time, local governments, in countries in which we operate, enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2017, our net deferred tax asset in the Consolidated Statements of Financial Position was $892 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2017, there are no active members in the U.K. and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 25 of our 2017 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2017 Annual Consolidated Financial Statements.

Amended International Financial Reporting Standards Adopted in 2017

The following amendments are effective for annual periods beginning on or after January 1, 2017, and did not have a material impact on our Consolidated Financial Statements.

84 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. These amendments were applied retrospectively.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). The amendment provides clarification guidance to the scope of IFRS 12 and was applied retrospectively.

New and Amended International Financial Reporting Standards to be Adopted in 2018

The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2018.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. Amendments to IFRS 15 were issued in September 2015 and April 2016. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts that are reported in Fee income and primarily arises from our asset management businesses are within the scope of IFRS 15. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively, or on a cumulative retrospective basis. We will be adopting IFRS 15 on a retrospective basis. The adoption of IFRS 15 is not expected to have a material impact on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment. The amendments clarify how to account for certain types of share-based payment transactions, such as the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are effective for annual periods beginning on or after January 1, 2018, and are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. We will be adopting the amendments prospectively. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 an optional temporary exemption from applying IFRS 9 Financial Instruments (“IFRS 9”) until 2021 (“deferral approach”). We qualify and will elect the deferral approach permitted under the amendments effective January 1, 2018. Consequently, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the existing financial instrument standard until 2021.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) that are effective for annual periods beginning on or after January 1, 2018. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”), which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. We do not expect IFRIC 22 to have a material impact on our Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2019 or Later

The following new and amended standards were issued by the IASB and are expected to be adopted by us in 2019 or later.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the

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aforementioned amendments to IFRS 4, we will elect the deferral approach permitted under IFRS 4 to continue to apply IAS 39 until 2021. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions that include leases of 12 months or less. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our consolidated statement of operations. The adoption of IFRS 17 will be a significant initiative for us and the industry. In order to ensure effective implementation, we have established a transition program for IFRS 17 and are in the planning phase of this program, which includes developing a detailed project plan, determining resource requirements, developing education programs and assessing both the potential financial statement and business implications of the standard. We have regular discussions on application and interpretation of IFRS 17 with our peers in Canada through industry and professional associations and are also monitoring and participating in international developments related to the adoption and interpretation of this standard.

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. We are currently assessing the impact that IFRIC 23 will have on our Consolidated Financial Statements.

In October 2017, the IASB issued narrow-scope amendments to IAS 28. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2019, and are to be applied retrospectively with certain exceptions. As we will not adopt IFRS 9 until 2021, we will be required to apply IAS 39 to the long-term interests in associates or joint ventures covered by these amendments. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2019. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. The amendments are applicable to plan amendments, curtailments or settlements occurring on or after January 1, 2019. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3. Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and CEO, Executive Vice-President and Chief Financial Officer (“CFO”), and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2017, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2017.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

86 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2017, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our internal control over financial reporting, as of December 31, 2017, has been audited by the Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2017. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2017.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2017 and ended December 31, 2017 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

 N. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 23 of our 2017 Annual Consolidated Financial Statements.

 O. Forward-looking statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this MD&A include statements (i) relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (ii) concerning the expected impact of the U.S. employee benefits business acquisition completed in 2016 on earnings per share, excluding transaction and integration costs and our expected pre-tax run rate synergies which are described in this MD&A under the heading G - Performance by Business Group - 2 - SLF U.S.; (iii) concerning our medium-term financial objectives which are described in this MD&A under the heading B. Overview - 2- Financial Objectives, (collectively, our “medium-term financial objectives”); (iv) relating to productivity and expense initiatives, growth initiatives, outlook, and other business objectives; (v) relating to the expected impact of the U.S. tax reform on the Company’s tax expense (vi) relating to our expected tax range for future years; (vii) that are predictive in nature or that depend upon or refer to future events or conditions; (viii) set out in this document under the heading J - Risk Management - 7 Risk Categories - Market Risk - Interest Rate and Equity Market Sensitivities; (ix) relating to cash flows, anticipated payment obligations, funding requirements and our ability to meet these obligations; (x) relating to tax provisions; (xi) relating to risks and uncertainties; and (xii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this MD&A under the headings B - Overview - 2 - Financial Objectives, D - Profitability - 2017 vs. 2016; I - Capital and Liquidity Management; J - Risk Management; and M - Accounting and Control Matters - 2 - Critical Accounting Policies and Estimates and in SLF Inc.’s 2017 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Medium-Term Financial Objectives

The Company’s medium-term financial objectives set out in B - Overview - 2 - Financial Objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total equity market return of approximately 8% per annum; (iii) credit experience in line with best estimate actuarial assumptions; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant change in the number of shares outstanding; (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes, and (viii) our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.’s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section I - Capital and Liquidity Management - Shareholder Dividends in this MD&A.

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Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section B - Overview - 2 - Financial Objectives in this MD&A. Our medium-term financial objectives do not constitute guidance.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Risk Factors

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality, morbidity and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

88 Sun Life Financial Inc. Annual Report 2017 Management’s Discussion and Analysis